True Value®

TRUSERV ANNUAL REPORT 2002


03056460

Destination: *Retail Success*

AR/S
P.E.
12-31-02

TRUSERV CORP 333-18397



PROCESSED
APR 23 2003
THOMSON
FINANCIAL

TruServ at a Glance


TRU-SERV

Established in 1997 with the merger of Cotter & Company and Servistar/Coast to Coast, TruServ is a cooperative comprised of members who are entrepreneur-retailers. Ours is a Members First focus–we are committed to empowering the independent retailer by setting industry and market standards with our niche businesses and unique brand of creative marketing, wide product assortment, award-winning merchandising and technology, quality training and business expertise.


True Value

Operating worldwide, True Value has been a leader in the hardware industry in product selection and customer service for do-it-yourselfers since 1948. For information on our Signature Departments and Best-Practice Programs and Tools, turn to page 16.
www.truevalue.com

Niche Businesses


HOME & GARDEN
SHOWPLACE
MAKING BEAUTIFUL GARDENS COME ALIVE™

Home & Garden Showplace, the largest independent garden center buying program in the United States, is a one-stop resource for the professional landscaper and home gardener. www.hgshowplace.com


INDUSERVE SUPPLY
Industry • Commercial • Institutions • Government

With professional products from more than 500 manufacturers, InduServe is a growing national network of independent commercial and industrial distributors in the United States. www.induserv.com


GRAND
RENTAL
STATION


Grand Rental Station and Taylor Rental are full-line general rental stores offering tools, party supplies and contractor equipment to the homeowner and professional contractor. A professionally trained staff offers expert advice. www.grandrental.com www.taylorrental.com 800-833-3004


Party Central
RENTAL & SALES

Party Central offers tents, chairs and everything else needed to throw a big party, hold a corporate event or host a wedding. 800-833-3004

Markets
Hardware
Home and garden
Housewares
Commercial and industrial supply
Rental

Members
6,567

Locations
6,427 stores in the United States
158 stores in 51 countries

Associates
3,255

All information as of December 31, 2002

Domestic Locations


Headquarters
Distribution center
Paint factory
100 stores or less
101 to 200 stores
201 to 300 stores
301 stores or more

Financial Highlights

Selected Financial Data

($ in thousands)	As of and for the Fiscal Year Ended December 31, 2002	2001
Revenues	$2,175,451	$2,619,434
Gross margin	239,831	264,034
Net margin/loss	21,153	(50,687)
Patronage dividends	20,541	—
Total assets	703,371	1,020,837
Short term borrowings	27,852	141,755
Current and non-current long-term senior and member debt	184,818	329,559
Promissory (subordinated) and installment member notes payable (1)	43,531	42,973
Class A common stock (2)	50,120	49,896
Class B common stock (2)	176,945	174,448
Loss allocation	(75,966)	(89,972)
(Accumulated deficit)/Retained earnings	(68,704)	(68,568)

(1) This is the non-current portion of promissory and installment notes payable to members included in members' capitalization on the balance sheet.

(2) In Fiscal 2002, Class A common stock and Class B common stock include approximately $15,475 and $47,033, respectively, of amounts not redeemed due to the stock moratorium. In Fiscal 2001, Class A common stock and Class B common stock include approximately $11,699 and $34,712, respectively, of amounts related to the stock moratorium. See "Business – Moratorium on Redemptions of Capital Stock."

Revenue Reconciliation

($ in thousands)	Net Revenues	% of 2001 Net Revenue
Fiscal year 2001 results	$2,619,434	100.0%
Same store sales	(121,250)	(4.6)
Terminated members	(232,167)	(8.8)
New members	26,777	1.0
Lumber and building materials business (1)	(21,422)	(0.8)
Canadian business (2)	(84,397)	(3.2)
Advertising, transportation and other revenues	(11,524)	(0.5)
Total change	(443,983)	(16.9)
Fiscal year 2002 results	$2,175,451	83.1%

(1) The lumber business was sold on December 29, 2000. All merchandise shipped and billed in Fiscal 2001, but negotiated prior to December 29, 2000, was recorded in TruServ's results of operations in Fiscal 2001.

(2) This business was sold on October 22, 2001.

Destination: *Retail Success*

Independence. Taking an idea and running with it. Growth and expansion. Profitability. Providing great customer service. Working with family. Making a difference in customers' lives. Having fun. That's how TruServ members from Connecticut to Oregon and around the globe define success. The question is how to get there. Fortunately there's TruServ to help chart a course. Whether the issue is competition, consumer trends, product mix, locating or building a new store, preparing a business plan, developing a niche or recruiting and retaining talent, TruServ is pushing the boundaries with flexible programs and resources backed by a $2+ billion business. Our annual report not only delves into the co-op's 2002 financial results, it outlines our 2003–2005 road map to success and explores a variety of paths members have taken on the journey to retail success. Read on. The adventure has never been better.

Contents



Pamela Forbes Lieberman,
President and Chief Executive Officer,
and J.W. "Bill" Blagg, Chairman

A sluggish economy and soft co-op sales make our $21.2 million profit in 2002 all the more remarkable.

During the year, we reduced total debt by 50 percent from $514.3 million at year-end 2001 to $256.2 million.

2002 was a successful turnaround year for our co-op.

Throughout 2001, we told you what we would accomplish in 2002, and we did it. In fact, we exceeded expectations. For the year ended December 31, 2002, we achieved a profit of $21.2 million – higher than the $15 to $20 million we had projected. We cut total debt *in half* during the year, and we paid a 2002 patronage dividend.

Financial Highlights

Just as we had expected and planned for it, 2002 sales volume was lower than 2001 sales volume: $2.2 billion versus $2.6 billion. From a weak national economy to the threat of war, 2002 proved to be a difficult year for U.S. businesses, and most continue to struggle in 2003. These issues coupled with local economic downturns and some members making more purchases outside the co-op had a negative impact on same store sales, which accounted for $121.3 million of our sales decline. The other principal reason for lower sales was fewer members, which diminished volume by $232.2 million. An additional $105.8 million of the decline was attributable to our prior divestitures of the Canadian and lumber businesses.

A sluggish economy and soft co-op sales make our $21.2 million profit in 2002 all the more remarkable. In 2001, the co-op reported a net loss of $50.7 million, the result of restructuring and other charges. Our restructuring efforts, our vendor support, our ability to earn back our lenders' trust and our ability to refinance our debt in April 2002 with our existing lenders allowed our turnaround efforts to take hold. In 2002, as we followed our restructuring plan, we benefited greatly from lower labor and facility expenses, as well as new co-op efficiencies and less spending. Further, we met all of our debt covenants.

We also took steps during the year to position ourselves advantageously for 2003 and beyond – transactions that were forecasted but nevertheless adversely affected the bottom line. We completed sale/leasebacks on seven of our regional distribution centers, and we took a write-down of our facility in East Butler, Pennsylvania, which is currently for sale. We also incurred costs associated with exiting our racing contract in 2003 and additional severance primarily related to headcount reductions, which will further increase future profitability.

Even as we pause to celebrate our co-op's return to financial stability in 2002, we know there is still much to be done.

These efforts not only position us for the future, they have helped us dramatically improve our financial position. During the year, we reduced total debt by 50 percent from $514.3 million at year-end 2001 to $256.2 million. We used $126.7 million from business operations and excess cash, $27.8 million in cash from various asset sales (principally the sale of our Brookings, South Dakota, facility and the receipt of payment on a note due us from the lumber business sale), plus $103.6 million in net proceeds from the regional distribution centers' sale/leaseback transactions, to pay down $258.1 million in total debt.

With our sale/leaseback transactions, we do recognize that we have swapped out a lender for a landlord, but at a better rate. More importantly, we are positioned within the next 12 months to refinance our remaining high interest rate debt at a lower rate.

Operating Highlights

Several accomplishments this past year laid the groundwork for our co-op's improved operating and financial performance in 2002 and our expectations for 2003 and beyond:

- We welcomed 146 new members to the co-op; 59 were conversions.
- More than 300 members participated in councils, best practice groups, roundtable groups, studies and surveys last year to help us evaluate current practices and determine a direction for a variety of important co-op functions.
- With our new Priced2Win pricing strategy, we rolled back member prices on 1,760 items by year end and are committed to further price reductions in 2003, which will lower our co-op pricing to members by $8 million.
- We achieved a consistent average line fill rate of 95 percent while improving our average inventory turn and reducing total inventory by approximately $100 million.
- We introduced Power Events and a substantially improved circular advertising program to drive customer traffic.
- We sold our Brookings, South Dakota, distribution center and closed our Hagerstown, Maryland, facility.

Our Culture: Making a Difference

Underlying our improvement in operating results is the continuing change in our culture.

Today more than ever, our TruServ culture is one of openness, integrity and candor - all basic underpinnings. It is a culture of performance and accountability with goal congruency between what is good for our members and what is good for our associates.

Ours is a culture of discipline and empowerment - a culture where associates are encouraged to be innovative, yet always aware that they must operate within set parameters. It is a culture where internal controls are taken seriously.

Ours is a culture of continuous communications, connection and consistency in listening and responding to our members - a culture where Members First is more than a catchy phrase.

Ours is a culture where we invest our time and talents in building and rebuilding relationships with all constituents - and have fun doing it.

Ours is a culture that makes a difference.

People Matters

We are sad to report that Rob Liebgott, our senior vice president of sales, marketing and advertising, passed away in September. We miss him - his insight, his optimism, his Members First attitude and his heart of gold.

As we continue to make strides on our journey from good to great,* it is vital that we have the right people in leadership positions. During 2002, five outside directors with expertise in turnarounds, wholesaling or retail joined our board: Laurence Anderson, Thomas Hanemann, Judith Harrison, David Schwartz and Gilbert Wachsman.

The executive team has evolved as well. In addition to Bill Godwin, Neil Hastie, Jon Johnson, Fred Kirst, Dave Shadduck and Barbara Wagner, last year we welcomed Brian Kiernan as vice president of retail development, Carol Wentworth as vice president of marketing and advertising and Amy Mysel as vice president of human resources. In early 2003, senior vice president Michael Rosen took on responsibilities in sales and manufacturing, and Cathy Anderson joined us as senior vice president, general counsel.

* In his book *Good to Great: Why Some Companies Make the Leap...and Others Don't,* author Jim Collins examines 11 "great" companies and explores how good organizations can be turned into ones that produce great, sustained results.

The Road Ahead

Even as we pause to celebrate our co-op's return to financial stability in 2002, we know there is still much to be done.

We have developed 10 strategic initiatives for 2003 through 2005, outlined on pages 6 and 7. Of particular importance is initiative No. 1 – growing sales. Greater success tomorrow depends largely on members making a greater percentage of their purchases through our co-op today. We know we need to earn the business. To this end, we are lowering prices, expanding our assortment and improving logistics, among other initiatives.

Even with our determination to increase sales over the long term, we are forecasting lower 2003 revenues in light of the U.S. economy, world affairs and the effect of co-op member losses in 2002. Yet we are optimistic about the impact our strategic initiatives will have on our overall results. As such, in addition to the aforementioned projected $8 million in lower member pricing in 2003, we are forecasting higher profits for the year, to be earned primarily in the second and third calendar quarters, and the ability to use cash flows principally from operations to further reduce our debt.

We are excited about 2003 – our Members First focus, our people, our initiatives, and our commitment to provide the assortment, programs and support you need to be more successful. We intend to build upon our current momentum along with these strengths for an even better future.

As always, we appreciate and thank you for your continued support.



J.W. "Bill" Blagg
Chairman



Pamela Forbes Lieberman
President and Chief Executive Officer

We are excited about 2003 – our Members First focus, our people, our initiatives and our commitment to provide the assortment, programs and support you need to be more successful.

In Appreciation

At our 2003 Annual Shareholders' Meeting in April, two members of the board of directors will retire. Robert Ladner, Ladner's True Value, Granite Falls, Minnesota, and George Sheffer, Murdale True Value, Carbondale, Illinois, will be retiring, each after nine years on the board. We appreciate their wisdom and perseverance in guiding the co-op these last several years.

Also at the Shareholders' Meeting, J.W. "Bill" Blagg will be stepping down as chairman of the board, having served in this capacity from 2000 to 2003. He will continue as a board member until our 2004 Shareholders' Meeting. A member of the co-op since 1979, Bill owns three stores in Texas and was elected to the board in 1996.

"Since taking on the role of chairman of the board for the TruServ membership," Bill recently noted, "we have restored the co-op to financial stability with a 2002 profit of $21.2 million. This has been some of the most gratifying work I've been privileged to do in my career."

We appreciate Bill's foresight, intelligence and can-do attitude as chairman for the last three years.

Destination: *Retail Success*

2003 – 2005 Strategic Initiatives *Road Map to Success*


OFFICE
DURACELL
1-800-079-0000
lawn &
TrueValue

Any journey – but particularly the journey from good to great – begins with a road map. Such a map is indispensable in pinpointing the destination and determining the best way to get there. TruServ has established a road map of 10 strategic initiatives to provide direction in realizing the co-op's vision and mission over the short and long term.

Vision

To be the best-in-class provider of products and solution choices that drive our members' and our co-op's profitability.

Mission

To provide...

- Choices of retail and commercial solutions to drive members' sales and profits
- Assortments to support the solutions
- Operational excellence in the delivery of products and solutions

Co-op Growth

1. Sales. TruServ is improving wholesale pricing and assortments while developing an automatic new product program, in-store service, auto-ship end caps, seasonal and special relays, bin ticketing and other programs to earn more member business, attract new members and grow sales.

2. MRO. Maintenance, Repair and Operations, a fragmented $350 billion market, offers tremendous opportunity for growth as commercial, industrial and government organizations seek suppliers with goods to maintain, repair and operate their equipment and facilities. TruServ's goal is to be a major MRO player with products, sales training and support, distribution, a new infrastructure, an award-winning Internet Custom Catalog and other innovative technology.


new item
Touch'n
Hold

Co-op Efficiency

3. Inventory Turns/Service Level. To reduce inventory, improve inventory turns and achieve a 95 percent dollar fill rate, TruServ has launched a high-velocity inventory-turn project focused on, among other things, shedding unproductive inventory and changing the order cycle on fast-turning items.

4. Global Sourcing. TruServ expects to increase imports as a percent of handled sales with improved logistics capabilities, targeted categories and partners and a controlled label strategy.

5. Logistics Efficiencies. High-velocity inventory turns, trailer loading/unloading and order filling process improvements, plus other projects, have been designed to reduce distribution center handling costs.

6. SG&A Efficiencies. TruServ is committed to realigning the retail consulting organization, implementing cross-functional teams and exiting excess facilities.

Member Growth and Profitability

7. Wholesale Pricing. Rollback of member prices began in October 2002 with "Priced2Win." TruServ is further committed to increasing the number of "Connect 4 Profit" vendors, improving the warehouse delivered price with select vendors, increasing break pack quantity products to 90 percent and adjusting direct ship adders downward.

8. Margin Engineering. What is the right retail price on a product to generate the most volume and profit? A member steering committee is working on a methodology.

9. Assortment & 10. Marketing. In addition to having made substantial improvements in advertising, TruServ is creating regional AIM assortments; expanding the number of "lite" versions of retail programs, including AIM; developing a controlled label strategy; and testing a retail loyalty program.

- > 173 member stores were remodeled or expanded in 2002.
- > 535 member stores feature Just Ask Rental.
- > 50% of TruServ members have stores equal to or greater than 6,000 sq. ft. of selling space.
- > During 2002, TruServ added 2% more SKUs, starting the year with 61,699 SKUs and ending with 63,069 SKUs.
- > The most popular programs offered by True Value University in 2002 were plumbing and electrical workshops.


Just Ask

Bob Riva

Keeping the customer satisfied You know your store's a winner when you expand to a new location and, though everyone said they'd miss the homeyness of the store built by your grandfather in 1951, customers ask for a bridal registry and coffee bar so they can stay and chat.

Bob Riva couldn't be more enthusiastic about community response to his new 22,000-square-foot C.A. Lindell True Value Hardware and Lumber in Canaan, Connecticut, just two hours from New York City.

The new Lindell's, which opened in 2002, features a kitchen design center along with Just Ask Rental, Platinum Paint Shop and MRO – not to mention such behind-the-scenes technology as dominant expanded AIM planograms, radio frequency scanners and point-of-sale signature capture. Bob is adding a Tool Shop and plans to give True Value Gardens a try this summer in his parking lot.

"TruServ advised us to make the store well lit, clean and easy for women to shop. They were right. Customers come for selection, merchandise, familiar faces and a pleasant shopping environment. Already we're too small...."


POWER
PLACE
OUTDOOR POWER EQUIPMENT

> 22% of members have installed at least one Signature Department.

> Power Place is featured in 109 member stores.

Making the right moves In the 29 years he's been running Marty's True Value Paint & Hardware, Emanuel "Manny" Aragosa has moved twice within three blocks of the original site in Schenectady, New York. He started with 1,500 square feet and today he has 11,000.

According to Manny, the moves have been necessitated by a robust business – growth he attributes to family commitment, personal customer relationships and co-op support.

Manny bought Marty's Hardware in 1974 and became a True Value member in 1979. In 1988, he expanded ownership to include his family. Today, six of Marty's nine employees are Aragosa family members representing three generations.

The mix of Manny's business is about 55 percent commercial and industrial accounts and 45 percent homeowners needing plumbing, painting and remodeling supplies.

Sure, there's competition with big box and large hardware stores. But Manny advocates a personal touch.

"My son, Michael, calls on our commercial accounts. He hand-delivers our circular to make sure it's getting in the right hands. The continuity that comes with a family operation is very important, too.

"Other small stores have dropped out. But we have TruServ. You can't do it alone. We participate in the advertising program, we go to market and member conferences, we have a Platinum Paint Shop, and we use AIM and Unity."

As for overall assortment and selection, Manny estimates that almost 90 percent of his business purchases are made through the co-op.

"When we moved last year, TruServ helped us secure financing, handle store set-up and everything in between. I also relied on family. It's working out great, but there's a challenge: if we continue to grow as fast as we have, we'll be running out of space again soon!"


ICE MELT
WEIGHT 50 LBS. (22.7kg)

"Paint is our best department. From April through June, lawn and garden represents 15 to 18 percent of our business. In the winter, we sell a lot of snowblowers – and other products related to snow and ice removal." Manny Aragosa, Marty's True Value Paint & Hardware, Schenectady, New York

Marketing all the way Jerry Long understands how important marketing is to a small business. The former New York advertising account supervisor and retired chairman and CEO of R.J. Reynolds Tobacco USA has been using his marketing savvy since 1991 to create a competitive advantage for L.A. Reynolds Garden Showcase in Winston-Salem, North Carolina.


HOME & GARDEN
SHOWPLACE
MAKING BEAUTIFUL GARDENS COME ALIVE

"We've studied our target market carefully – upscale, well-educated women aged 32 to 50 – and cater to them with excellent selection, fantastic quality green goods, great service, ambience and overall value. We let the competition have price.

"We also stress education, offering 30 'Garden Solution' seminars a year. It works. Our average customer makes six to seven visits to our store a year. We've expanded five times, most recently in 1999. And in a couple of years, our customer base should hit 100,000."

L.A. Reynolds carries more than 20,000 SKUs: flowers, nursery, garden supplies and home and garden accents. And TruServ makes it easy for Jerry to place orders – he does it electronically.

"I enjoy being known as a family company and working alongside my sons, Ken and Mike. I also like marketing, being with people and talking with our customers."



When it comes to being community oriented, L.A. Reynolds Garden Showcase's Jerry Long sets a fine example. He has served as chair of the Winston-Salem Chamber of Commerce, Forsyth County Commissioner and member of the board of trustees for North Carolina State and Wake Forest universities.

Paul Guinta, Jr., Alison Dannehower and Paul Guinta, Sr.

Hardware – it gets in your blood "When my great-grandmother died and left my grandfather $8,000, it was run a deli or open a hardware store," laughs Paul Guinta, Jr., Shore True Value, Somers Point, New Jersey.

"That was 1968. My dad joined the business after two years in Vietnam, and when I was a child, my mother sent me over to pound nails and sweep floors. It gets in your blood."

Today, Paul and his sister, Alison Dannehower, run Shore True Value with their father, Paul Guinta, Sr.

Three remodels in the last 12 years, including a remodel and expansion after a fire in 2001, have made Shore a community mainstay – *the* place locals and summer homeowners shop for electrical, gardening and paint supplies, plus great service.

"We like trying new programs. The Platinum Paint Shop is fantastic. We want customers to know we're keeping the store fresh with new ideas and positive changes."

No other co-op has the programs or people resources TruServ has for the independent retailer.

Paul Guinta, Jr., Shore True Value, Somers Point, New Jersey

Small in size, big in selection In a Brooklyn, New York, neighborhood distinguished by 100-year-old brownstones, where do you turn for rehabbing supplies? Mazzone True Value.

"We're known for having everything you can't find elsewhere," says Matt Mazzone, "whether it's parts to repair an 80-year-old toilet or fixtures for antique gas lamps. And if we don't, we'll locate it for you."

Mazzone's also features hardware, paint and True Value Gardens. It's the kind of selection that appeals to small contractors and building managers as well as homeowners. And they do it all in just 1,600 square feet of space!

"We recently renovated and found TruServ's store layout and remodeling services to be excellent. We don't want to lose the charm of our 53-year-old family-owned and -operated store, but we won't make money doing things the old fashioned way. So we took the opportunity to install new computers and Unity software.

"Though we need to carry what hardware rehabbers want, we have to entice them with other products once they're in the store. We count on TruServ for an assortment of new products. And AIM has helped us develop our product mix."

Mazzone's has it all – convenience, selection, service and a sense of family.

"I'm proud to be part of a family business. That family feeling extends to our customers – they're family, too. You can't find those things at big box stores."

> 411 members have a Platinum Paint Shop.

> In the July 2002 issue of *Consumer Reports,* E-Z Kare Eggshell and E-Z Kare Satin received excellent ratings for "toughness/durability."

> 210 members own a total of 237 Home & Garden Showplace stores.

> 6,633 vendors provide products to TruServ.


LECTRICAL • PLU
LOCKS • KEYS
470
BARGAIN
True Value

Matt and Martin Mazzone

Because going to the hardware store should be fun Growing up on a farm in South Dakota, Brad Alfson spent lots of time with his grandfather, who went to the local hardware store several times a week. Brad thoroughly enjoyed those visits. So it's no surprise that, after living in Omaha, Nebraska, for four years, he bought a hardware store in 1994.

At that time Millard's was an Ace store. Now it boasts the True Value name.

That's right. Brad converted his store just last year, and he did it because he wanted more autonomy. "I didn't want a cookie-cutter store. Part of the joy of owning your own business is taking an idea and running with it."

And that's exactly what Brad has done.

"Our strongest departments are plumbing, hardware, electrical and paint. Since stocking our shelves with True Value paints, sales have soared. We also do lots of screen work, and AIM helps move products."

Competition, nevertheless, is fierce in this growing community of 80,000 on the edge of Omaha.

"I have a personal relationship with customers, but the challenge is developing a niche. Whatever that ends up being, my dream is to have the kind of place people want to come to because it's fun to go to the hardware store – like when I was a kid with my grandfather."


Millard
True Value
Hardware

"Switching to True Value was a good move. We appreciate the communication, shipping, pricing, advertising and lite programs." Brad Alfson, Millard True Value, Omaha, Nebraska



"We're hands-on and close to our customers," says Cedric Beckett, Strong Tool Company, Cleveland, Ohio. "InduServe is a great way for small and medium-sized companies to benefit from volume purchases and, as an extension of the True Value family, expand their customer base."


INDUSERVE SUPPLY
Industry · Commercial · Institutions · Government

A funny thing happened... to Cedric Beckett last year on his way to a job interview with Strong Tool Company in Cleveland, Ohio. He decided to *buy* the maker of metal-cutting and abrasive grinding tools. And several weeks later, he joined InduServe Supply.

"Our customers are metalworking operations in the automotive, aerospace and medical industries, and we want to provide complementary products. The pooled buying power of InduServe allows us to buy what our customers need at competitive prices."

Cedric's plan is to grow Strong from a regional operation to a national company. That means building on the reputation Strong's 80 employees have earned for great service, innovative solutions to machining problems and excellent prices. It also means growing the customer base.

"With InduServe's Internet Custom Catalog, we've attracted new customers. They like the convenience of buying online from a catalog featuring products tailored to their business.

"Given that Strong has nine locations in Ohio, Indiana, Pennsylvania and Michigan, it's important that InduServe has distribution centers across North America. As we go national, we'll have nearby distribution centers already in place."

True Value really knows how to support mom-and-pop stores.

Brad Alfson, Millard True Value, Omaha, Nebraska

Seeing is believing If you're like most first-time customers to Prescott True Value in Prescott, Arizona, the first words out of your mouth are sure to be, "This is a hardware store?"

From $3,000 grills in the Grill Zone to gourmet foods and high-end housewares, Ben Andre has learned how to "stretch" traditional hardware departments to appeal to his clientele.

"Because of our location 100 miles out of Phoenix, surrounded by national forests, Prescott is a highly desirable semi-rural community, particularly for retirees.

"With competition everywhere, we knew we couldn't win on price. So we've positioned ourselves as the premier retailer. Customers shop us for variety, ambience, service, knowledgeable salespeople, upscale assortment and excellent merchandising."

The former Sears manager knows a thing or two about retail. In 1982, he and his wife, Jane, decided to put that knowledge to use on their own behalf and bought Miller's True Value. They started with 6,000 square feet, expanded to 15,000 and moved two blocks to a 30,000-square-foot building seven years ago.

Part of the charm, Ben explains, is the TruServ programs. "We've put in every Signature Department TruServ offers. And now we're expanding into Party Central.

"Our goal is to be creative, to find what will keep traffic count up. We also want to make each department more profitable. TruServ is helping us with that, too."

Ben has thought about everything – even a succession plan. Soon son Andy Andre, daughter Suzanne Springer and Tom Toth, who is like an adopted son to Ben, will be taking over the business.

"We're proud of being different. And I'm proud that Andy, Suzanne and Tom will carry that ideal and our style of retailing forward."


GRILL
ZONE

- > 122 co-op members have a Grill Zone.
- > Emporium True Value in Emporium, Pa. is the oldest member of the co-op. Emporium joined more than 60 years ago in February 1941.
- > 147 InduServe Supply members have 191 stores.
- > True Value University was recognized by *WorkforceChicago2.0* for its learning programs for associates and members and use of new technologies for effective learning.



With 61 full- and part-time employees, Ben Andre's Prescott True Value features...
- Just Ask Rental
- True Value Gardens
- Platinum Paint Shop
- Tool Shop
- Grill Zone
- Holiday Wonderland

Ben Andre

"I live, eat, sleep and dream this store."

Margie Duvall, True Value Best Home Center, Yucaipa, California


Whirling Sprinkler
Whirling Sprinkler
Whirling Sprinkler
Whirling Sprinkler
Whirling Sprinkler
Whirling Sprinkler
GreenThumb
Pulsating Sprinkler
Large Area Coverage
GreenThumb

With 10,000 square feet of selling space and 19 full- and part-time employees, Margie Duvall's True Value Best Home Center features...
- True Value Gardens
- Platinum Paint Shop
- Tool Shop
- Just Ask Rental
- Maintenance, Repair and Operations

'AIM' for the best The climate may have had something to do with it. But mostly it was the desire to be closer to family. In 1962, Jim and Mary Klocek sold their two Cleveland, Ohio, hardware stores and moved to California with their young daughter, Margie. Eleven years later, they re-entered the hardware business and, by 1982, were ready to open a new store.

"Dad asked if I wanted to invest, and I said yes!" recalls Margie Duvall. "I was tired of working as a computer analyst and had been dreaming of life away from the city."

Since 1986, Margie has been the sole owner of True Value Best Home Center in Yucaipa, California. And what a shopping experience she's created! Whether they're looking for birdseed, sprinklers, lumber or screwdrivers, residents of this ethnically diverse community near Los Angeles fill her 40-car parking lot day in and day out.

"Thanks to AIM, we have the products customers want. Before AIM, I was limiting myself on quantity. At first I was cautious, just trying AIM in tools. But when I saw sales jump 50 percent... Now I use it in all departments.

"When I do what the computer says, we grow. When I go with what I think, we don't."

Margie credits two other factors with her store's success. "Our return policy is generous, and we personal shop for people.

"The volume just keeps growing. I'll be out of space in two years. I'm looking for store No. 2 – 25,000 square feet, I think, would be perfect."

> Dominica got its first True Value store in 2002.

> In 2002, retail systems released Unity radio frequency technology – hand-held units and access points – plus three new applications: Just Ask Rental, high speed credit card processing and debit card processing.


AIM

> In 2002, TruServ received 1,325 AIM orders and generated 5,598 AIM reports on behalf of co-op members.

> 316 members have True Value Gardens.

> In 2002, TruServ's Information Technology team was recognized by *CIO Magazine* for technology and process integration and by *Information Week 500* for innovative use of information technology.

> 451 stores owned by 373 co-op members carry the Grand Rental Station or Taylor Rental banner.

Share and share alike There's a saying in Ontario, a rural community in eastern Oregon about 55 miles from Boise, Idaho – "If no one else has it, Kinney Bros. & Keele True Value does."

John Kirby chuckles: "I like to think that means we do the best job serving our customers."

Kinney & Keele opened in 1926, and John started working there part time 38 years ago when he was 16. In 1970, he was invited to become a partner.

"As I grew up in the hardware business, I read trade magazines and knew I wanted to emulate the most progressive stores. We've used TruServ to do that. We started with Platinum Paint Shop, then Just Ask Rental. We have Grill Zone and True Value Gardens, and we're putting in a Tool Shop. We also do big business in gas and wood-fired stoves.

"We use co-op advertising to get the word out, and Power Events have given new vigor to the True Value name.

"But what I value most about being a co-op member is the encouragement we give each other – sharing in the accumulated wisdom of independent merchants and sharing in everybody's success."

"Even after being in this business almost 40 years," says John Kirby, Kinney Bros. & Keele True Value, Ontario, Oregon, "I can hardly wait to get to the store when I get up in the morning."

Driving Your Success

Over the years, TruServ has listened to members and developed programs and tools to make day-to-day operations easier and provide members with a competitive advantage. **Signature Departments** and **Best-Practice Programs and Tools** help "drive your success." Pick and choose the ones that work for you.

Signature Departments are niche businesses presented as "stores within a store" to attract new and current customers and make your store a dominant resource in a category.

Signature Department	*Description*	*For More Information*
Grill Zone	Award-winning program featuring grills, parts and accessories, outdoor fireplaces, sauces, cookbooks, etc. Décor/sign package. Advertising program. Expanded and basic versions.	www.membersonline.com or 847-462-5401
Holiday Wonderland	Seasonal assortment of holiday lights, trees, décor. Assortment updated annually. Décor/sign package. Advertising program. Expanded and basic versions.	847-462-5401
Just Ask Rental	Program for rental of tools, equipment, party supplies. Site analysis, training, pricing, safety. Rental conference. Décor/sign package. Advertising program. Expanded, basic and lite versions.	www.membersonline.com or 800-833-3004
Maintenance, Repair and Operations *(MRO)* (Formerly Commercial Supply Network)	Program for selling to commercial/industrial organizations, government agencies, corporate offices, etc. to maintain, repair and operate their equipment and facilities. Award-winning Internet Custom Catalog. Advertising program.	www.membersonline.com or 773-695-5556
Platinum Paint Shop	Program featuring paint, stains, brushes, other supplies. Color center, color cards, color-matching software. Décor/sign package. Advertising program. Expanded and basic versions.	www.membersonline.com or 847-462-5401
Power Place	Program featuring outdoor power equipment. Décor/sign package. Advertising program.	www.membersonline.com or 773-695-5615
Tool Shop	Program featuring brand-name hand and power tools for do-it-yourselfers and neighborhood contractors. Décor/sign package. Advertising program. Expanded and basic versions.	www.membersonline.com or 847-462-5401
True Value Gardens	Program for selling green goods to complement hard-line lawn & garden items. Training sessions on plant care, ordering, scheduling, etc. Recommended nursery vendors. In-store signage options.	Tfischer@truserv.com or 773-695-5815

Best-Practice Programs and Tools allow you to increase sales and profits with proven programs and technology designed by professionals with expertise in marketing, technology, training and business management.

Best Practice Program	*Description*	*For More Information*
Advertising: Circular Program	Pick-and-choose program. In 2003, 32 different promotional events, 91 different versions available. Optional department inserts. Formats include coupon books, tabloids, fliers, broadsheets. Customization and store imprint available. Sign kit included.	Your Retail Consultant or 773-695-5308
AIM *(Advanced Inventory Management)*	Category specific guidelines and planograms to maximize retail sales and inventory turns. Identifies inventory not currently carried within recommended assortments and current inventory that's not selling. Recommends how to reset departments.	www.membersonline.com or 847-462-5401
Build Your Own Web site	Service for creating and customizing a Web site for your store.	877-878-7483 or info@trusite.com
Everyday Low Price Program *(EDLP)*	Identifies price-sensitive items and recommended competitive retail price points. Use signMaker to print EDLP signs.	www.membersonline.com or 847-462-5401
Power Events	Special events with national multimedia support to drive customer traffic: Great Garden Event (April), Home Sweet Home Sale (May), Great Outdoor Sale (June), Get Ready for the Holidays (November), Just Around the Corner Gift Sale (December). Each supported by 8-page circular, national television, Sunday supplements, a compelling sales promotion. Incentives available. Sign kit included.	Your Retail Consultant or 773-695-5308
signMaker	Service for creating a variety of custom professional-looking signs using Membersonline and your in-store printer.	www.membersonline.com or 847-462-5401
Store Planning	Professional design services to maximize your merchandisable space and traffic flow. Services include fixture plans, interior signage & décor, merchandising plans, lighting, basic site plans, exterior storefront elevations.	Your Retail Consultant or 773-695-5401
True Value University	Training for members and store staff: selling & retail skills, product knowledge, communication & team building and more. Various sites. Extensive schedule.	www.membersonline.com or 773-695-5488
Unity	State-of-the-art store management software system. Core 8 modules include point of sale, inventory, accounts receivable. Add-on modules include Business Advisor, "Rental." E-commerce capabilities.	Djohnso1@truserv.com or 724-284-6365
Variable Pricing Program	Helps you maintain competitive prices on price-sensitive items and strategically increase margins on non-price-sensitive products.	www.membersonline.com or 847-462-5401
Warehouse Purchase History Program	Helps you analyze department and class gross margin percentages, unit performance for market ordering, variable pricing. Reports provide information on all warehouse and relay products ordered.	www.membersonline.com or 847-462-5401

FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

Results of Operations

REVENUES AND GROSS MARGIN

A reconciliation of revenue and gross margin between 2002 and 2001 follows:

($ in thousands)	Net Revenues	% of 2001 Net Revenues	Gross Margin	Gross Margin % of Revenue
Fiscal year 2001 results	$2,619,434	100.0%	$264,034	10.1%
Same store sales:				
Product price increases	13,340	0.5	13,340	
Product price decreases	(1,100)	—	(1,100)	
Warehouse and relay revenues	(72,923)	(2.8)	(10,766)	
Vendor direct revenues	(60,567)	(2.3)	(593)	
Terminated members:				
Warehouse and relay	(166,083)	(6.3)	(30,043)	
Direct	(66,084)	(2.5)	(647)	
New members:				
Warehouse and relay	19,268	0.7	4,301	
Direct	7,509	0.3	73	
Lumber and building materials business (1)	(21,422)	(0.8)	—	
Canadian business (2)	(84,397)	(3.2)	(12,344)	
Advertising, transportation and other revenues	(11,524)	(0.5)	(6,939)	
Indirect cost of revenues	—	—	20,515	
Total change	(443,983)	(16.9)	(24,203)	
Fiscal year 2002 results	$2,175,451	83.1%	$239,831	11.0%

(1) The lumber business was sold on December 29, 2000. The revenue and the cost of revenue from merchandise shipped and billed in fiscal year 2001, but negotiated prior to December 29, 2000, was recorded in TruServ's results of operations in fiscal year 2001.

(2) This business was sold on October 22, 2001.

Revenues for 2002 totaled $2,175,451. This represented a decrease in revenues of $443,983, or 16.9%, from 2001. The key contributors to the decrease in revenue are the 12% decline in the number of participating member retail outlets in 2002, representing an 8.8% revenue reduction, together with a 4.6% decline in same store sales and the effect of the sale of the Canadian and Lumber businesses, representing a 4.0% revenue reduction. TruServ increased prices in September 2001. The impact of these price increases on 2002 member purchases was $13,340. In October 2002, TruServ announced it would commence lowering prices monthly in 2002 and continue price reductions into 2003. The impact of the reduction in pricing on fourth quarter 2002 member purchases was $1,100. TruServ has forecasted 2003 price reductions to members to aggregate $8,000. TruServ has forecasted that a decline in retail outlets will recur in 2003, but the forecast is not as significant as the actual 2002 decline. A favorable trend that is occurring is that as a result of certain marketing programs and sales initiatives, together with the impact of a slow-down in the national economy, members are buying more merchandise from the distribution centers. This trend has favorably improved the sales mix toward more warehouse sales from the less profitable direct sales and has minimally affected revenues due to lower volume offset by higher prices, but has positively affected gross margin.

Gross margin for 2002 totaled $239,831. This represented a decrease in gross margin dollars of $24,203, or 9.2%, as compared to 2001. The sale of TruServ Canada Cooperative, Inc. and the decline in the number of participating member retail outlets are the key contributors to the negative variance relative to the prior year. However, the gross margin as a percent of revenue increased to 11.0% in 2002 from 10.1% for 2001. The shift in the sales mix to warehouse sales from vendor direct orders and certain product price increases initiated in September 2001 contributed to the increase in gross margin as a percent of revenue. Price reductions commenced in October 2002. The indirect cost of revenues favorably impacted the gross margin dollars as a result of distribution center closures and headcount reduction, which reduced the direct inbound logistics costs and labor and related overhead incurred to bring merchandise to the distribution centers. Additional impact to gross margin was due to a reduction in advertising support fees of $7,956, which was partially offset by a reduction in gross advertising costs of $2,868. These reductions relate to lower member participation in the distribution of direct mail circulars but cost was partially offset by additional network advertising for the new power event promotions.

	2002	2001	$ Expense Decrease
Logistics and manufacturing expenses	$60,924	$79,970	$19,046

Logistics (outbound to members' stores) and manufacturing (the paint business) expenses decreased $19,046, or 23.8%, as compared to the prior year. Approximately $11,223 of this decrease resulted from the exclusion of expenses associated with TruServ Canada Cooperative, Inc., which was sold in October 2001. An additional $3,444 was due to the closure of several distribution centers in late 2001 through 2002, in response to a reduction in the member base. Also, a decrease of approximately $4,388 was caused by lower expense spending related to the manufacturing operations, predominately related to lower advertising.

In 2003, as a result of the sale leaseback of seven facilities at the end of 2002, rent expense will be increased by a net of $11,786, which includes an increase in gross rent charges of $14,564 offset by the amortization of the gain on the sale of these facilities of $2,778. Additionally, depreciation expense will decrease by approximately $2,585 in 2003 as a result of the sale leaseback of these facilities.

	2002	2001	$ Expense Decrease
Selling, general and administrative expenses	$92,948	$137,533	$44,585

Selling, general and administrative expenses ("SG&A") decreased by $44,585, or 32.4%, in 2002, as compared to the prior year. TruServ achieved significant reductions in SG&A as a result of lower labor cost and reduced benefit expenses. TruServ's restructuring initiatives in 2000 and 2001, which included headcount reductions, generated a savings of $4,090 in labor costs. The $15,126 reduction in benefit plan costs were generated from lower headcount, changes in the benefits, a reduction in pension settlements with terminated employees, and the elimination in 2002 of the requirement in 2001 to cover exposure of an insurance carrier in liquidation. An additional reduction of $6,041 in SG&A expenses for fiscal 2002, as compared to fiscal 2001, is the result of lower bad debt expense due to TruServ's improved ability to collect receivables. Also in 2002, TruServ adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which changed the accounting for goodwill from an amortization method to an impairment only approach. Goodwill amortization for fiscal year 2001 was $2,577. Other areas of reductions in SG&A include lower refinancing fees of $7,368, lower software license fees of $2,483 relating to retail point of sale software and lower non-restructuring related severance of $1,386.

	2002	2001	$ Expense Decrease
Restructuring charges and other related expenses	$6,284	$38,522	$32,238

In fiscal 2002, TruServ incurred restructuring and other related charges of $6,284, of which $3,313 related to restructuring, and $2,971 related to other post-employment and asset impairment charges. The restructuring charge of $3,313 in fiscal 2002 resulted from TruServ's continued workforce reductions initiated in fiscal 2000 and 2001 and related to distribution center closures and workforce reductions in the organization. This charge was comprised of $2,316 for severance and $2,296 for facility exit costs, offset by a $1,299 reduction in asset impairment charges. The severance charges of $2,316 primarily consisted of additional workforce reductions at the corporate headquarters in Chicago, Illinois. The facility exit costs of $2,296 related to exiting the Hagerstown, Maryland distribution center, which was completed prior to December 31, 2002. The $1,299 reduction of asset impairment charges consisted of a $927 favorable adjustment to the asset value for the closing of the of the Brookings, South Dakota distribution center, based on actual proceeds received on the sale of this facility in 2002. It also included a $372 favorable adjustment relating to the transfer of certain Hagerstown, Maryland equipment to other facilities, the value of which had been fully reserved in 2001. The other charges of $2,971 consisted of $1,769 for asset impairment and $1,202 for post-employment charges. The asset impairment charge of $1,769 related to the write-down of the East Butler, Pennsylvania facility. The post-employment charge of $1,202 was comprised of $352 relating to severance charges for the Cary, Illinois facility, and $850 relating to severance charges for the corporate headquarters in Chicago, Illinois.

In fiscal 2001, TruServ recorded a charge to income of $38,522, of which $10,722 was for severance, $18,901 was for facility exit costs for the distribution centers, and $8,899 was for asset impairments. The largest component of these exit costs related to the Hagerstown, Maryland distribution center closure, which is subject to a synthetic lease. The difference of approximately $14,800 between the lease obligation at December 31, 2001 of $40,000 and management's estimate of the fair value of the building was the major component of its facility exit costs in 2001. This obligation and the original cost of the facility are not recorded on TruServ's balance sheet because it does not meet the requirement for capital lease treatment under Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." At December 31, 2002, the synthetic lease had a balance of $33,383, which is due at the end of the amended lease term, which is the earlier of December 31, 2003 or the termination of the existing revolving credit facility.

A summary of restructuring charges, related uses of reserves and ending reserve balances is as follows:

($ in thousands)	*December 31, 2001* Restructuring Reserve	Additional Restructuring Charges/(Credits)	Adjustment to Asset Value	Payments	*December 31, 2002* Restructuring Reserve
Severance and outplacement	$ 8,270	$2,316	$ —	$ (6,345)	$ 4,241
Facility exit costs	17,979	2,296	—	(9,245)	11,030
Asset impairments	—	(1,299)	1,299	—	—
	$26,249	$3,313	$1,299	$(15,590)	$15,271

As a result of the restructuring and other efforts, estimated annualized cost saving of $28,957 were related to charges reserved through 2001, with $4,350 of cost saving relating to additional reserve charges in 2002. Headcount reductions of 909 were related to charges reserved through 2001, with additional headcount reductions of 80 related to charges reserved for in 2002. The following chart highlights these saving and reductions by facility:

	Estimated Annualized Savings			Headcounts Reductions		
($ in thousands)	Through 2001	2002 Additions	Total	Through 2001	2002 Additions	Total
Henderson, North Carolina	$ 798	$ —	$ 798	102		102
Indianapolis, Indiana	1,476		1,476	94		94
Brookings, South Dakota	4,041		4,041	166		166
Hagerstown, Maryland	7,545	172	7,717	331	1	332
Corporate Headquarters	15,097	4,178	19,275	216	79	295
Totals	$28,957	$4,350	$33,307	909	80	989

	2002	2001	$ Expense Decrease
Interest expense:			
Member	$ 6,611	$ 7,842	$1,231
Third Party	55,284	55,431	147

Interest paid on member debt decreased by $1,231, or 15.7%, as compared to the prior year, due to a decrease in the average balance of debt outstanding of approximately $26,628, which was partially offset by a higher average interest rate (8.49% average in 2002 compared to 7.50% average in 2001). Third party interest expense decreased by $147, or 0.3%, as compared to the prior year. TruServ experienced an interest expense savings of $11,629, as a result of the lower average balance of senior debt outstanding as compared to 2001. However, this amount was substantially offset by higher financing fee amortization and higher interest rates, which increased the effective interest rate by approximately 2.9%, as compared to 2001 resulting in increased interest expense of $11,482. TruServ achieved the lower average debt balances in 2002 by generating cash from operations and asset sales. These amounts were offset in part, however, by the fees resulting from TruServ amending its existing credit facility and senior note agreements due to the debt covenant violation under these agreements in 2001. As a result of various debt paydowns during 2002 from cash received from asset sales, 2003 interest expense will be reduced by $14,600, offset by additional make-whole and financing fee amortization of $6,100, for a net reduction of $8,500. Of this $8,500 reduction, the paydown of third party debt with cash received from the sale leaseback of seven regional distribution centers in December, 2002 will reduce interest expense by $12,500, offset by additional make-whole and financing fee amortization of $5,600, for a net reduction of $6,900. The remaining reduction in interest expense of $1,600 is from the paydown of debt in 2002 with cash proceeds from other asset sales and notes receivable in 2001 and 2002, which reduced interest expense by $2,100, offset by additional make-whole and financing fee amortization of $500.

	2002	2001	$ Gain Decrease
Loss/(gain) on sale of assets	$91	$(1,958)	$(2,049)

Loss/(gain) on sale of assets decreased $2,049, from a gain of $1,958 in 2001 to a loss of $91 in 2002. The variance was mainly due to the nonrecurrence of fiscal 2001 gains of $1,588 and $472 recorded upon the sale of TruServ's Canadian business and the Indianapolis distribution center, respectively.

	2002	2001	$ Net margin Increase
Net margin/(loss)	$21,153	$(50,687)	$71,840

The net margin in 2002 was $21,153 compared to a net loss of $50,687 in 2001, an increase in net margin/(loss) of $71,840. Net margin/(loss) was favorably impacted by the closure of distribution centers and headcount reductions that occurred from the restructuring activities in 2001, the non-recurrence of the significant 2001 restructuring charges and a better gross margin percentage. These favorable impacts were partially offset by the loss of participating member retail outlets.

FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000

Results of Operations

REVENUES AND GROSS MARGIN

A reconciliation of revenue and gross margin between 2001 and 2000 follows:

($ in thousands)	Net Revenues	% of 2000 Net Revenues	Gross Margin	Gross Margin % of Revenue
Fiscal year 2000 results	$3,993,642	100.0%	$277,397	6.9%
Lumber and building materials business (1)	(1,063,680)	(26.6)	(18,196)	
Canadian business (2)	(24,611)	(0.6)	(3,251)	
Terminated members	(184,223)	(4.6)	(20,384)	
New members	26,436	0.7	3,116	
Same store sales:				
Warehouse and relay revenues	(10,665)	(0.3)	12,941	
Vendor direct revenues	(110,875)	(2.8)	(824)	
Advertising, transportation and other revenues	(6,590)	(0.2)	(493)	
Indirect cost of revenues	—	—	13,728	
Total change	(1,374,208)	(34.4)	(13,363)	
Fiscal year 2001 results	$2,619,434	65.6%	$264,034	10.1%

(1) This business was sold on December 29, 2000.
(2) This business was sold on October 22, 2001.

A reconciliation of gross margin percentage between 2001 and 2000 follows:

	Gross Margin %	% of Change
Fiscal year 2000 results	6.9%	
Effect of sale of lumber and building materials business	1.9	61.7%
Effect of shift from vendor direct to warehouse and relay sales	0.7	22.1
All other	0.6	16.2
Total change	3.2	100.00%
Fiscal year 2001 results	10.1%	

Revenues for 2001 totaled $2,619,434. This represented a decrease in revenues of $1,374,208 or 34.4% from 2000. The key contributors to the decrease in revenue were the sale of the lumber and building materials business to BMA in December 2000, the sale of TruServ Canada Cooperative, Inc. in October 2001, and the 11% decline in the number of participating member retail outlets in 2001 resulting in a 4.6% sales decline. The remaining revenue reduction occurred in same store sales, with 90% of this decrease in direct sales to members, which generated approximately a 1% gross margin for TruServ before consideration of vendor volume rebates on purchases. The reduction in direct sales was partially due to a shift in member purchases to warehouse sales. Certain marketing programs and sales initiatives, together with the impact of a slow down in the national economy, had encouraged members to buy in the smaller quantities that are available by purchasing merchandise from the distribution centers. This trend favorably improved the sales mix toward more warehouse sales from the less profitable direct sales.

Gross margin for 2001 totaled $264,034. This represented a decrease in gross margin dollars of $13,363, or 4.8%, as compared to 2000. The sale of the lumber and building materials business, the sale of TruServ Canada Cooperative, Inc. and the decline in the number of participating member retail outlets were the key contributors to the negative variance relative to the prior year. However, the gross margin as a percent of revenue increased to 10.1% in 2001 from 6.9% in 2000. The shift in the sales mix to warehouse sales from vendor direct orders, a reduction in member returns and allowances, and certain product price increases contributed to the increase in gross margin as a percent of revenue. The indirect cost of revenues favorably impacted the gross margin dollars, as a result of the closure of distribution centers and headcount reduction, which reduced the direct inbound logistics costs and labor and related overhead incurred to bring merchandise to the distribution centers. The reduction in member returns and allowances was principally due to a change in processes resulting in fewer shipping errors. Additional favorable impact to gross margin was due to a reduction in gross advertising costs of $23,400, which was partially offset by a reduction in advertising support fees of $12,527. These reductions relate to lower member participation in the distribution of direct mail circulars and a reduction in network advertising.

	2001	2000	$ Expense Decrease
Logistics and manufacturing expenses	$79,970	$83,276	$3,306

Logistics (outbound to members' stores) and manufacturing expenses decreased $3,306, or 4.0%, as compared to the prior year primarily due to the closure of distribution centers, headcount reductions and a reduction in the member base.

	2001	2000	$ Expense Increase
Selling, general and administrative expenses	$137,533	$124,584	$(12,949)

SG&A increased by a net $12,949, or 10.4%, in 2001, as compared to 2000. Health and pension benefit costs increased $8,894 due to pension settlements with terminated employees and a decline in the expected investment return on plan assets. Software license fees related to retail point of sale software increased $3,553. Financing and legal costs, including consulting and legal fees related to the debt covenant violation under the senior debt agreements and other legal matters, were $9,337. The aggregate of this increase, $21,784, was partially

offset principally by $7,146 of lower corporate staff expenses due to headcount reductions that were part of the 2000 and 2001 restructuring initiatives and $4,511 of lower headcount and operational expenses as a result of the December 2000 sale of the lumber and building materials business.

	2001	2000	$ Expense Increase
Restructuring charges and other related expenses	$38,522	$4,944	$(33,578)

In fiscal 2001, TruServ continued the workforce reductions initiated in fiscal 1999 and 2000 related to regional distribution center closures and workforce reductions at its corporate headquarters. TruServ recorded a charge to income of $38,522 in fiscal 2001. The charge is comprised of $10,722 for severance, $8,899 for asset impairments related to the regional distribution centers based upon current estimates of the market values of the assets compared to their book values and $18,901 of facility exit costs related to the regional distribution center closures. The largest component of these exit costs relates to the Hagerstown, Maryland distribution center closure, which is subject to a synthetic lease. The synthetic lease had a principal balance of $40,000 at December 31, 2001, which is due at the end of the lease term, which is the earlier of December 31, 2003 or the termination of the existing credit facility. This obligation and the original cost of the facility are not recorded on TruServ's balance sheet because it does not meet the requirement for capital lease treatment under Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." The difference between the lease obligation and management's estimate of the fair value of the building as of December 31, 2001 was approximately $14,800 and was the major component of its facility exit costs.

In fiscal 2000, TruServ recorded a restructuring charge of $4,944, approximately $2,000 of which was related to the closures of the Henderson, North Carolina and the Indianapolis, Indiana distribution centers. The closures of Henderson and Indianapolis were completed by the end of fiscal 2001. The closures of the Brookings and Hagerstown regional distribution centers were expected to be substantially completed by the end of fiscal 2002. Brookings was vacated and sold in the third quarter of fiscal 2002; Hagerstown was vacated in December 2002 and is currently for sale.

A summary of restructuring charges, related uses of reserves and ending reserve balances is as follows:

($ in thousands)	December 31, 2000 Restructuring Reserve	Additional Restructuring Charges	Asset Impairment	Payments	December 31, 2001 Restructuring Reserve	Estimated Annualized Savings	Headcount Reduction
Severance and outplacement	$ 861	$10,722	$ —	$(3,313)	$ 8,270		
Facility exit costs	1,051	18,901	—	(1,973)	17,979		
Asset impairments	—	8,899	(8,899)	—	—		
	$1,912	$38,522	$(8,899)	$(5,286)	$26,249	$28,957	909

	2001	2000	$ Expense Decrease
Interest expense:			
Member	$ 7,842	$11,131	$3,239
Third Party	55,431	56,575	1,144

Interest expense to members decreased by $3,289, or 29.5%, as compared to the prior year, primarily due to a lower average principal balance of debt outstanding to members. Third party interest expense decreased by $1,144, or 2%, as compared to prior year. The interest expense savings from the lower average principal balance of senior debt outstanding, as compared to the prior year, was offset by the interest rate increase of approximately 2% imposed as a result of the debt covenant violation under the revolving credit facility and the senior note agreements. As a result of this default interest rate, TruServ incurred additional interest expense of $6,779 in fiscal 2001.

	2001	2000	$ Gain Decrease
Loss/(gain) on sale of assets	$(1,958)	$(30,337)	$(28,379)

Loss/(gain) on sale of assets decreased $28,379. The variance was due to the nonrecurrence of the gain of $28,981 recorded upon the sale of TruServ's lumber and building materials business in December 2000.

	2001	2000	$ Other Income Decrease
Other income, net	$3,996	$7,809	$3,813

Other income decreased by $3,813, due principally to the nonrecurrence of a gain of $4,999 recorded in fiscal 2000 from the settlement of certain pension obligations to fully vested employees through the purchase of annuity contracts.

	2001	2000	$ Net margin Decrease
Net margin/(loss)	$(50,687)	$34,117	$(84,804)

The net loss in 2001 was $50,687, as compared to a net margin of $34,117 in 2000, reflecting a decrease in net margin of $84,804. Net margin was unfavorably impacted from gain on the sale of the lumber and building materials business in fiscal year 2000, TruServ's significant restructuring charges, the loss of member retail outlets, and the financing and legal cost related to the debt covenant violation. These unfavorable impacts to net margin were partially offset by a better gross margin percentage and the favorable impacts from TruServ's restructuring initiative.

LIQUIDITY AND CAPITAL RESOURCES

In 2001, the Commission issued Financial Reporting Release No. 61, which sets forth the views of the Commission regarding certain disclosures relating to liquidity and capital resources. The information provided below describing TruServ's debt, credit facilities, guarantees and future commitments is included in order to facilitate a review of TruServ's liquidity.

TruServ generated cash from operating activities for the fiscal year 2002, 2001 and 2000 in the amounts of $104,095, $179,441 and

$83,573, respectively. The cash generated from the decrease in inventory in fiscal year 2002, 2001 and 2000 was $99,528, $100,692 and $38,752, respectively. TruServ generated cash in 2002 and 2001 through initiatives to improve inventory turns and eliminate excess and/or obsolete inventory, as well as a result of closing regional distribution centers, which in turn reduced stock levels. In addition, TruServ initiated several inventory reduction programs to keep inventory levels in line with a reduction in membership. TruServ generated cash in 2000 principally from distribution network consolidation to respond to the decline in sales. While not as significant as the decline that occurred in 2002, TruServ is forecasting a decline in inventory of $10,000 for 2003, as it continues to improve inventory turns and assortment and to respond to the decrease in the number of participating member outlets.

TruServ generated cash from the decrease in accounts and notes receivable for the fiscal year 2002, 2001 and 2000 in the amount of $32,926, $127,000 and $52,187, respectively. TruServ's 13 month average member receivable DSO (Days Sales Outstanding) was 39.7, 43.9 and 41.3 days for 2002, 2001 and 2000, respectively. The cash improvement in 2002 was related to the improved DSO of 4.2 days. In fiscal 2001, the sale of the lumber and building materials business significantly impacted both cash generated from accounts and notes receivable and DSO. The sale of the lumber and building materials business accounted for approximately $64,000 of cash generated in 2001 and caused the DSO to increase since that business' average terms were approximately 20 days, which was lower than TruServ's average DSO. The remaining decrease in accounts and notes receivable is mainly due to a decline in sales, change in sales mix from direct sales to warehouse sales, and the implementation of improved collection efforts. In fiscal 2000, the decrease in accounts and notes receivable is related both to a decline in sales and to the implementation of improved collection efforts.

The other significant impact in operating activities was in accounts payable. In fiscal 2002, 2001 and 2000, cash used to fund the decrease in accounts payable was $52,091, $92,216 and $81,944, respectively, which partially offset the cash generated from inventory and accounts receivable. The decrease in fiscal 2002 is primarily due to the lower inventory purchases. The decrease in fiscal 2001 is partially due to the reduction of lumber vendors resulting from the sale of the lumber and building materials business, which accounts for approximately $39,000 of the decrease. The remaining decrease is a result of lower inventory purchases. The decrease in fiscal 2000 is related both to lower inventory purchases and to lower accounts and notes receivable related to direct sales.

TruServ generated cash flows from investing activities for fiscal year 2002 in the amount of $145,960. Cash flows used for investing activities for the fiscal year 2001 and 2000 were $26,502 and $1,954, respectively. Investing activities include capital expenditures, proceeds from sales of properties, restricted cash activities and changes in other assets. Total capital expenditures, including expenditures under capital leases, were $12,838 for the fiscal year ended December 31, 2002, as compared to $15,151 and $12,526 for the fiscal years ended December 31, 2001 and December 31, 2000, respectively. Capital expenditures are comprised of various building improvements and purchases of additional equipment and technology at TruServ's distribution centers and at its corporate headquarters. TruServ has forecasted that the capital expenditure investment for fiscal 2003 will approximate fiscal 2002 spending for capital expenditures. In fiscal 2002, the gross proceeds from the sale of properties were $127,941, which principally related to the sale leaseback of seven properties (See Note 13 to the Consolidated Financial Statements) and the sale of the Brookings, South Dakota distribution center. In fiscal 2001, the proceeds from sale of properties were $10,511, which were generated from the sale of TruServ Canada Cooperative, Inc. and the sale of its Indianapolis, Indiana property. In fiscal 2000, the proceeds from the sale of properties were $23,113. The principal amount of cash generated in 2000 was from the sale of the lumber and building materials business on December 29, 2000 in the amount of $13,948. Additionally, TruServ generated additional cash from this transaction in the amount of $5,164 pursuant to non-competition, cooperation, lease and other agreements.

Restricted cash consisted of the following at December 31:

($ in thousands)	2002	2001
Letters of credit	$11,691	$11,392
Proceeds from sale of assets available for debt reduction by the collateral agent	39	10,906
Lockbox cash management deposit requirements	4,025	4,000
Redeemable (subordinated) notes	—	1,746
Escrow	—	1,031
	$15,755	$29,075

TruServ finances its requirements for letters of credit with cash deposited and invested at the issuing bank. TruServ partially secures its requirement for banking services by maintaining invested cash deposits with its cash management banks. The intercreditor agreement amended in April 2002 with TruServ's lenders requires TruServ to hold the proceeds from the sale of certain assets in a restricted cash account invested with the collateral agent to be used for debt reduction. These proceeds were held by the collateral agent in fiscal 2001 and distributed after the Senior Debt agreements were amended in April 2002.

TruServ generated cash flows from operating and investing activities in 2002 and from operating activities in 2001 and 2000 and used them primarily for financing activities. In particular, TruServ applied the cash flow to reducing its long-term and short-term financing and the level of outstanding checks at year end, which collectively were $329,870, $79,614, and $67,943 for fiscal year 2002, 2001 and 2000, respectively. In fiscal 2002, short-term borrowings for financing activities used cash of $113,903, as a result of TruServ maintaining the revolving credit facility borrowings at $140,000 at December 31, 2001. Of the $140,000 of borrowings outstanding, $57,000 was held in cash and was recorded in cash and cash equivalents at December 31, 2001. TruServ is forecasting an additional paydown of debt of $80,000 in fiscal year 2003. TruServ plans to refinance its senior debt by March 31, 2004.

TruServ's total debt, including member subordinated notes, whose long-term component is a component of Members' capitalization, was $256,201 and $514,287 at December 31, 2002 and 2001, respectively. TruServ achieved this reduced level of debt with cash generated from operations, reduction in excess cash, asset sales and sale leaseback transaction proceeds. See "Properties — Sale Leaseback Transaction."

TruServ's debt consisted of the following at December 31:

($ in thousands)	2002	2001
Short-term borrowings	$ 27,852	$141,755
Senior notes	158,920	279,429
Redeemable (subordinated) term notes	3,296	7,819
Capital lease obligations	1,247	2,678
Promissory (subordinated) and installment notes [1]	64,886	82,606
	256,201	514,287
Cash and cash equivalents borrowed and available to reduce debt [2]	—	(57,000)
Adjusted debt outstanding	$256,201	$457,287

(1) $43,531 and $42,973 of amounts shown as of December 31, 2002 and 2001, respectively, are reflected in member capitalization on the balance sheet as of the respective dates.
(2) See "Excess cash" in next table.

The change in TruServ's debt balances were as follows for fiscal years ending December 31:

($ in thousands)	2002	2001
Beginning balance	$514,287	$554,210
Miscellaneous asset sale payments (net of makewhole of $5,989)	(27,802)	—
Sale leaseback payments (net of makewhole of $12,695) [1]	(103,624)	—
Excess cash	(57,000)	57,000
Paydown from cash generated from operations, net of other uses	(69,660)	(96,923)
Ending balance	$256,201	$514,287

(1) Excludes prepayments on synthetic lease obligation of $5,119.

TruServ had outstanding borrowings under its revolving credit facility agreement of $27,852 and $140,000 at December 31, 2002 and 2001, respectively. The $140,000 outstanding as of December 31, 2001 included approximately $57,000 of cash recorded in cash and cash equivalents that was available to reduce outstanding borrowings to $83,000. The weighted average interest rate on these borrowings was 8.3% and 9.9% for the years ended December 31, 2002 and 2001, respectively. The 2001 average interest rate reflects the inclusion of a 2% default premium. The 2002 average interest rate includes the impact of 3 primary factors: the elimination of the 2% default rate as of the April 2002 amendment, the periodic decline in the prime rate, partially offset by higher base rate and fees instituted in the April 2002 amendments.

TruServ's Hagerstown, Maryland distribution center is subject to a synthetic lease. The synthetic lease had a principal balance of $33,383 as of December 31, 2002, which is due at the end of the amended lease term, which is the earlier of December 31, 2003 or the termination of the existing revolving credit facility. This obligation and the original cost of the facility are not recorded in TruServ's balance sheet because the synthetic lease does not meet the requirement for capital lease treatment under SFAS No. 13, "Accounting for Leases." The difference between the lease obligation and management's estimate of the fair value of the building at December 31, 2002 is approximately $8,183 and is the current balance in the restructuring reserve that was accrued in Fiscal 2001.

The principal payment schedule for long-term debt, promissory and installment notes is as follows:

($ in thousands)	2003[1]	2004	2005	2006	2007	Thereafter
Senior notes [1]	$34,833	$23,138	$24,852	$24,566	$24,566	$27,965
Redeemable (subordinated) term notes [2] [3]	3,185	111	—	—	—	—
Capital lease obligations	424	441	311	71	—	—
Promissory (subordinate) and installment notes issued to members [2]	21,322	19,998	23,565	—	—	—
	$59,764	$42,688	$48,728	$24,637	$24,566	$27,965

(1) In addition to the scheduled principal payments, TruServ is obligated under the terms of the amended debt agreements to use the net proceeds from the sale of assets or other non-operating sources to pay to the senior note holders as well as the revolving credit facility banks their prorata share of the net proceeds. This will reduce principal amounts outstanding and the revolver commitment level, respectively. The terms of the revolving credit facility will accelerate to June 30, 2003 from June 30, 2004, if on that date, total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes, is in excess of $270,000, or total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes, plus the unused amount of the commitment under the revolving credit facility, less $30,000, is in excess of $320,000. See Footnote 4 "Long-term Debt and Borrowing Arrangements" to the Consolidated Financial Statements. At December 31, 2002, the total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes, was $167,965 and the related commitments outstanding less $30,000 totaled $253,323. Although the revolver portion of total Senior Debt outstanding can fluctuate with the seasonal cash flow requirements of the business, TruServ believes it will maintain a sufficiently low level of Senior Debt outstanding with cash from operating activities to continue to meet the June 30, 2003 requirement. Management currently intends to pursue a refinancing of the existing Senior Debt in the first half of 2004.

(2) Amounts shown are the scheduled repayments on the subordinated notes. However, the amended debt agreements limit the aggregate payments on the subordinated notes to $24,000 in 2002 and $14,000 in 2003. TruServ paid an aggregate of $17,765 with respect to the subordinated notes in 2002. While the scheduled repayments on the subordinated notes aggregated $44,244, TruServ was able, with the consent of the holders thereof, to extend the maturity date of the other subordinated notes that came due in 2002 and, thus, comply with the covenant in the amended debt agreements. In 2003, TruServ expects to again seek the consent of the holders in order to extend a portion of the notes due in 2003, in order to comply with the amended debt agreements.

(3) The redeemable (subordinated) term notes have two to four year terms and were issued in exchange for promissory (subordinated) notes that were held by promissory note holders who do not own the company's Redeemable Class A voting common stock. They are also available for purchase by investors that are affiliated with TruServ.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued) ($ in thousands)

TruServ intends to both honor the amounts outstanding under the member note agreements and not exceed the maximum allowable payments of $14,000 in fiscal 2003 under the revolving credit facility and senior note agreements through the consent of the holders of the member notes, to extend a portion of the notes due in 2003. If TruServ exceeds the maximum allowable payments of $14,000 in fiscal 2003, or violates any negative covenant, it is an event of default under the revolving credit facility and senior note agreements. Unless appropriate waivers were obtained from TruServ's lenders, the amounts due under the revolving credit facility and senior note agreements could become immediately due and payable or the agreements could have to be renegotiated. However, there can be no assurances that TruServ would be able to obtain the requisite waivers or successfully renegotiate its lending agreements. In the event TruServ was unable to obtain the requisite waivers or successfully renegotiate its lending agreements, a material adverse effect on TruServ's liquidity and capital resources could result.

On December 30, 2002, TruServ amended the Senior Debt agreements that had previously been amended in April 2002 in order to allow for a sale leaseback transaction that was completed on December 31, 2002 (the "December 2002 Amendments"). TruServ applied the net proceeds of the sale leaseback transaction, $121,438, to pay down the Senior Debt, all of whom are parties to the intercreditor agreement. The net reduction in Senior Debt was $108,743, as a result of new make-whole notes of $12,695 issued due to the prepayment on senior notes. The December 2002 Amendments mainly set preliminary financial covenants to allow for the substantial reduction in debt and the corresponding increase in rent payments resulting from the sale leaseback transaction. On March 13, 2003, TruServ amended the Senior Debt agreements that had previously been amended on December 30, 2002 (the "March 2003 Amendments"). The March 2003 Amendments primarily finalized the financial covenants resulting from the sale leaseback transaction and extended the maturity date of the Hagerstown facility's synthetic lease obligation to the earlier of December 31, 2003 or a refinancing of the revolving credit facility. See Note 5, "Lease Commitments" and Note 16, "Subsequent Events" to the Consolidated Financial Statements.

The Senior Debt agreements were previously amended on April 11, 2002, when TruServ entered into various amendments that eliminated the event of default created when TruServ failed to comply with a covenant as of February 24, 2001 (the "April 2002 Amendments"). The April 2002 Amendments to the revolving credit facility extended the term of the facility from June 2002 to June 2004. The amount of the commitment at the time of amendment was $200,000. The commitment under the revolving credit facility is permanently reduced by the amount of any prepayments allocated to and paid on the revolving credit facility.

Borrowings under the revolving credit facility are subject to borrowing base limitations that fluctuate in part with the seasonality of the business. The borrowing base formula limits advances to the sum of 85% of eligible accounts receivable, 50% of eligible inventory, 60% of the appraised value of eligible real estate and 50% of the appraised value of eligible machinery and equipment; availability is further increased by seasonal over-advances and decreased by reserves against availability. The revolving credit facility has certain minimum unusable commitment amounts, which vary based upon the projected seasonal working capital needs of TruServ. The interest rate on the revolving credit facility was increased to the prime rate plus 3.25% resulting in a rate of 7.5% as of December 31, 2002. The unused commitment fee is 0.75% per annum.

Since the April 2002 Amendments, the revolving credit facility commitment has been permanently reduced to $143,200 at December 31, 2002 due to prepayments in 2002 from the proceeds of asset sales. TruServ had available, under the revolving credit facility, approximately $115,300 at December 31, 2002.

The April 2002 Amendments to the various senior note agreements maintained the existing debt amortization schedules of the various notes. Interest rates on the notes are at the pre-default rates, which ranged at December 31, 2002 from 10.04% to 11.85%. The senior notes and revolving credit facility amendments also require initial, quarterly and annual maintenance fees. All of the cash proceeds from certain asset sales and certain notes receivable; and 80% of any excess cash flow, as defined in the amended senior notes and revolving credit facility agreements, are to be used to prepay all parties to these amendments in accordance with an amended intercreditor agreement.

For 2002, cash proceeds from certain asset sales and notes receivable totaling $157,312 were used to prepay all parties to the intercreditor agreement. No additional payment as a result of excess cash flow is required to be made at this time. The intercreditor agreement establishes how the assets of TruServ, which are pledged as collateral, are shared and how certain debt prepayments are allocated among the senior lenders. For the year ended December 31, 2002, the prepayments to senior note holders of $93,915 resulted in make-whole liabilities of $18,710, which are recorded as additional debt with an offsetting entry to a prepaid interest account. As previously described, the $12,695 of make-whole notes from the sale leaseback transaction, is a component of the $18,710. The prepaid interest account will be amortized to interest expense over the remaining life of the original notes.

The terms of the senior note agreements, that comprise a portion of the Senior Debt, have always provided that in the event of early termination or a prepayment of all or a portion of the notes, make-whole liabilities are triggered. The nature of the transaction giving rise to the prepayment, the length of time to maturity of a particular note, the magnitude of the prepayment relative to the remaining debt outstanding and prevailing market interest rates relative to the interest rates on the senior notes are factors in determining the amount of potential make-whole liabilities. In the event of full prepayment of the senior notes, the entire prepaid interest amount will be immediately charged to interest expense. Management currently intends to pursue a refinancing of the existing Senior Debt in the first half of 2004. Management anticipates significantly lower interest rates upon refinancing. However, based upon current market interest rate, make-whole expense of a refinancing, before considering the impact of any negotiations with the senior note holders, could range up to approximately $27,000, in addition to fully expensing the remaining prepaid

balance of existing make-whole, which was $17,864 at December 31, 2002. TruServ management negotiated a reduction of approximately 50% in the make-whole notes when it made prepayments on the senior notes from the proceeds of the sale leaseback transaction.

The April 2002 Amendments all require TruServ to meet certain restrictive covenants relating to minimum sales, minimum adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), minimum fixed charge coverage, minimum interest coverage and maximum capital expenditures. The senior note holders may accelerate the due date of their notes, if TruServ does not have a revolving credit facility in place to fund its seasonal cash flows. As described above, some of these covenants were adjusted in March 2003, as a result of the sale leaseback transaction. TruServ was in compliance with all of these covenants as of December 31, 2002 as shown in the chart below:

($ in thousands)

Restrictive Covenant	Covenant	Actual
Minimum sales	$1,975,000	$2,175,451
Minimum adjusted EBITDA	$ 100,000	$ 120,062
Minimum fixed charge coverage	0.70	1.01
Minimum interest coverage	1.75	1.97
Maximum capital expenditures	$ 16,000	$ 12,838

TruServ believes it will continue to remain in compliance with its debt covenants. For fiscal 2003, TruServ believes operating results will be sufficient to comply with the covenants established in the March 2003 Amendments.

The term of the revolving credit facility will accelerate to June 30, 2003 from June 30, 2004, if on that date, total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes, is in excess of $270,000, or total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes, plus the unused amount of the commitment under the revolving credit facility, less $30,000, is in excess of $320,000. At December 31, 2002, the total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes was $167,965 and the related commitments outstanding less $30,000 totaled $253,323. Although the revolver portion of total Senior Debt outstanding can fluctuate with the seasonal cash flow requirements of the business, TruServ believes it will maintain a sufficiently low level of Senior Debt outstanding with cash from operating activities to meet the June 30, 2003 requirement.

The April 2002 Amendments limit the amount of the cash portion of patronage dividends to the 20% minimum required to be paid under applicable IRS regulations in order for TruServ to maintain its status as a cooperative, unless TruServ's operating performance achieves certain EBITDA targets, in which case, up to 30% of the patronage dividend may be paid in cash. TruServ exceeded the EBITDA target for 2002 and, as such, the cash portion of the 2002 patronage dividend paid in 2003 averaged 30%.

The April 2002 Amendments also require the continuation of the stock redemption moratorium through June 30, 2004. Further, it is an event of default under the April 2002 Amendments to exceed certain levels of subordinated note payments. TruServ did not exceed the maximum payment level of $24,000 in 2002 and, accordingly, was in compliance. In addition, an event of default arises under the April 2002 Amendments in the event that TruServ fails to comply with its corporate governance policy requiring the retention by TruServ of at least two outside directors prior to May 31, 2002, at least four outside directors prior to September 1, 2002 and at least five outside directors prior to November 1, 2002. As of October 7, 2002, TruServ appointed its fifth outside director and, as such, TruServ was in compliance with the corporate governance covenant as of December 31, 2002.

The April 2002 Amendments also contain requirements for other customary covenants, representations and warranties, funding conditions and events of default. As of December 31, 2002, TruServ was in compliance with all applicable covenants and has not triggered any events of default.

TruServ provides guarantees for certain member loans, but is not required to provide a compensating balance for the guarantees. TruServ is required to pay off a portion of the full amount of these loans under these guarantees, ranging from 15-50% of the member's outstanding balance, in the event that a member defaults on its loan, after which the member will be liable to TruServ for the guaranteed amount. The amount of the guaranteed portion of these member loans, which are not recorded in TruServ's balance sheet, was approximately $2,172 and $3,966 as of December 31, 2002 and 2001, respectively. The balance of $2,172 as of December 31, 2002 includes approximately $557 that will mature in fiscal 2003. The remaining guarantees will expire periodically through 2013. TruServ carries a reserve of $217 relating to these guarantees.

Additionally, TruServ sold certain member note receivables to a third party in 2002, which TruServ has fully guaranteed payment. TruServ is required to pay off 100% of the outstanding balance of the member note under these guarantees in the event that a member defaults on its notes, after which the member will be liable to TruServ for the guaranteed amount. The balance of these notes at December 31, 2002 was $871. TruServ has recorded a liability and related receivable for $871 relating to these member notes, and carries an $87 reserve relating to these guarantees. The balance of $871 as of December 31, 2002 includes approximately $264 that will mature in fiscal 2003. The remaining guarantees will expire periodically through 2007.

Cash and cash equivalents at December 31, 2002 and 2001 were $9,001 and $88,816, respectively. As of December 31, 2001 the revolving credit facility borrowings were at $140,000, which included $57,000 of cash recorded in cash and cash equivalents that was available to reduce outstanding borrowings to $83,000.

At December 31, 2002, TruServ's working capital was $84,051, as compared to $25,740 at December 31, 2001, and $91,098 at December 31, 2000. The current ratio was 1.21 at December 31, 2002, as compared to 1.04 at December 31, 2001, and 1.12 at December 31, 2000. This increase in both the working capital and the current ratio between 2002 and 2001 primarily resulted from the reduction of short-term maturities of senior debt due to a large scheduled debt payment in 2002, as well as a reduction in short term revolver debt resulting from paydowns from proceeds received from various asset sales in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)* *($ in thousands)*

The decrease in the working capital between 2001 and 2000 primarily resulted from an increase in short-term maturities of senior debt in 2001 as noted above, as well as an increase in accrued liabilities in 2001 from additional restructuring charges.

TruServ believes that its cash from operations and existing credit facilities will provide sufficient liquidity to meet its working capital needs, planned capital expenditures and debt obligations due to be repaid in fiscal year 2003.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60 recently released by the SEC recommends that all registrants include a discussion of "critical" accounting policies or methods used in the preparation of financial statements.

TruServ's significant accounting policies are contained in the accompanying Notes to Consolidated Financial Statements. The financial statements have been prepared in conformity with generally accepted accounting principles and, accordingly, include amounts based on informed estimates and judgments of management with due consideration given to materiality. Accordingly, actual results could differ from those estimates. The following represents those critical accounting policies where materially different amounts would be reported under different conditions or using different assumptions.

- *Receivables, net of valuation allowances* — At December 31, 2002, accounts receivable, net of $8,553 in allowance for doubtful accounts, were $207,709. The valuation allowance was determined based upon TruServ's evaluation of known requirements, aging of receivables, historical experience, the current economic environment and the ability of TruServ to set off against any unpaid receivable amounts due to members for stock, notes, interest and declared and unpaid dividends. While TruServ believes it has appropriately considered known or expected outcomes, its members' ability to pay their obligations, including those to TruServ, could be adversely affected by declining sales of hardware at retail resulting from such factors as contraction in the economy, loss of memberships or intense competition from chain stores, discount stores, home centers and warehouse stores.

- *Inventory valuation* — At December 31, 2002, inventories, net of $10,434 in valuation reserves, were $234,448, and reflect the reductions from cost in order to state inventories at the lower of cost or market. The lower of cost or market valuation considers the estimated realizable value in the current economic environment associated with disposing of surplus and/or damaged/obsolete inventories. The estimated realizable value was based on an analysis of historical trends related to distressed inventory of TruServ. This analysis considers trends to return merchandise to suppliers, transfer to other distribution centers, the sell-down of product through the price reduction process and final liquidation price. Should the current economic climate significantly contract further resulting in retailers being unwilling to accept deliveries of advance orders placed (or TruServ electing not to ship inventories to those retailers where additional credit risk is not deemed appropriate), unanticipated decline in retail outlets or a significant contraction in TruServ's warehouse stock replenishment business for selected product categories, additional downward valuation adjustments could be required. The potential additional downward valuation adjustments could result from unanticipated additional excess quantities of finished goods and raw materials, and/or from lower disposition values offered by the parties who normally purchase surplus inventories.

- *Goodwill* — At December 31, 2002, the accompanying Consolidated Balance Sheet reflects $91,474 of goodwill. Goodwill is tested for impairment using a discounted cash flow analysis by each reporting unit. This test is completed annually, unless significant events necessitate a more frequent test. The test completed at December 31, 2002 used a discount rate of 11.15% and TruServ determined that no impairment exists.

- *Deferred tax assets* — At December 31, 2002, the accompanying Consolidated Balance Sheet reflects $97,685 of deferred tax assets, principally related to net operating loss carryforwards, deferred gain recognition and nonqualified notices of allocation. These deferred tax assets, net of deferred tax liabilities of $2,733, are offset by a full valuation allowance at December 31, 2002. TruServ had approximately $70,911 of tax operating loss carryforwards available to offset future taxable income. In general, such carryforwards must be utilized within 20 years of incurring the net operating loss. At December 31, 2002, TruServ concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, and that a full valuation allowance is required. Deferred tax assets will only be realized to the extent future earnings are retained by TruServ and not distributed to members as patronage dividends.

- *Accrued expenses* — At December 31, 2002, the accompanying Consolidated Balance Sheet reflects $84,082 of accrued expenses, principally related to restructuring, pension, health and other benefits. TruServ utilized current real estate market values in writing down the value of the East Butler, Pennsylvania facility. TruServ will exit its operations in that facility during 2003, and that facility is for sale. TruServ also used current real estate market values in adjusting its obligation under a synthetic lease related to the Hagerstown, Maryland distribution center, which is closed and is for sale. Should real estate values continue to decline, an additional provision may be required. Additionally, TruServ works with an actuarial firm in the valuation of benefit obligations. TruServ selects certain actuarial assumptions on which to base the calculation of the actuarial valuation of the obligation, such as the discount rate (interest rate used to determine present value of obligations payable in the future), medical trend rate, expected return on assets and mortality tables to determine the expected future benefit obligations. The discount rate was based on an analysis of bond rates with terms that have similar durations as the pension liabilities. The medical trend rate was based on an analysis of inflation rates and medical inflation rates and the long-term

(continued) *($ in thousands)*

trend for these rates. The expected return on assets was based on an analysis of historical real returns on TruServ's portfolio mix over 30 year periods. This analysis created a range of rates that were adjusted for a future inflation factor and the impact for trust fees and the rate used is within this range of rates. To the extent that the actual rates and mortality vary from the assumptions used to determine the present actuarial valuation of these benefits, additional provision for expense may be necessary.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2002, TruServ adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." See Note 1 "Description of Business and Accounting Policies" to the Consolidated Financial Statements.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective January 1, 2003 for TruServ. TruServ is currently evaluating the impact this standard will have on its financial statements, but does not expect the impact of its adoption to be material.

In January 2002, TruServ adopted SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," replacing SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and portions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and changes the criteria to be met to classify an asset as held-for-sale. SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held-for-sale. The adoption of this standard did not have a material impact on TruServ's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS 4, 44 and 64, Amendment of FAS 13 and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" (eliminating the extraordinary treatment of gains or losses on debt modification other than for certain exceptions), rescinds SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," amends SFAS No. 13, "Accounting for Leases" (to eliminate an inconsistency between the required accounting for sale leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions) and amends other existing authoritative pronouncements (to make various technical corrections, clarify meanings or describe their applicability under changed conditions). SFAS No. 145 is effective for TruServ for fiscal 2003 but earlier application is encouraged. TruServ is currently evaluating the impact this standard will have on its financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the requirement for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred; under EITF Issue No. 94-3, a liability for an exit cost, as defined in EITF Issue No. 94-3, was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value and only when the liability is incurred. SFAS No. 146 is effective for TruServ for any exit or disposal activities undertaken after December 31, 2002 but earlier application is encouraged.

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the disclosure of certain guarantees existing at December 31, 2002. In addition, Interpretation No. 45 requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities that are initiated or modified after December 31, 2002. Accordingly, TruServ has disclosed certain guarantees that existed at December 31, 2002 and will apply the recognition provisions of Interpretation No. 45 prospectively to guarantee activities initiated after December 31, 2002. See Note 6 to the Consolidated Financial Statements for a further discussion of guarantees.

Report of Independent Accountants

To the Board of Directors and Members of TruServ Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and members' equity present fairly, in all material respects, the financial position of TruServ Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the Consolidated Financial Statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP
Chicago, Illinois
February 19, 2003, except as to
Note 16 which is as of March 13, 2003

Consolidated Balance Sheet

($ in thousands) December 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,001	$ 88,816
Restricted cash (Note 4)	15,755	29,075
Accounts and notes receivable, net of allowance for doubtful accounts of $8,553 and $9,402	207,709	243,275
Inventories, net of valuation reserves of $10,434 and $15,636 (Note 2)	234,448	333,976
Other current assets	23,440	16,688
Total current assets	490,353	711,830
Properties, net (Note 3)	91,116	180,347
Goodwill, net of accumulated amortization of $11,549 and $11,549	91,474	91,474
Other assets	30,428	37,186
Total assets	$ 703,371	$ 1,020,837
LIABILITIES AND CAPITALIZATION		
Current liabilities:		
Accounts payable	$ 199,566	$ 251,657
Outstanding checks	28,884	87,385
Accrued expenses	84,082	112,002
Short-term borrowings (Note 4)	27,852	141,755
Current maturities of long-term debt, notes and capital lease obligations (Notes 4, 5 and 7)	59,797	93,291
Patronage dividend payable in cash	6,121	—
Total current liabilities	406,302	686,090
Long-term liabilities and deferred credits:		
Long-term debt, including capital lease obligations, less current maturities (Notes 4 and 5)	125,021	236,268
Deferred gain on sale leaseback (Note 13)	52,786	—
Deferred credits (Notes 10 and 12)	20,282	16,246
Total long-term liabilities and deferred credits	198,089	252,514
Total liabilities and deferred credits	604,391	938,604
Commitments and contingencies (Note 6)	—	—
Members' capitalization:		
Promissory (subordinated) and installment notes, net of current portion (Note 7)	43,531	42,973
Members' equity:		
Redeemable Class A voting common stock, $100 par value; 750,000 shares authorized; 474,360 and 455,220 shares issued and fully paid; 35,700 and 54,840 shares issued (net of subscriptions receivable of $886,000 and $1,110,000)	50,120	49,896
Redeemable Class B non-voting common stock and paid-in capital, $100 par value; 4,000,000 shares authorized; 1,756,457 and 1,731,490 shares issued and fully paid	176,945	174,448
Loss allocation (Note 1)	(75,966)	(89,972)
Deferred patronage (Note 1)	(25,793)	(26,541)
Accumulated deficit	(68,704)	(68,568)
Accumulated other comprehensive loss	(1,153)	(3)
Total members' equity	55,449	39,260
Total members' capitalization	98,980	82,233
Total liabilities and members' capitalization	$ 703,371	$ 1,020,837

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Operations

($ in thousands) For the years ended December 31,	2002	2001	2000
Net revenues	$2,175,451	$2,619,434	$3,993,642
Cost and expenses:			
Cost of revenues	1,935,620	2,355,400	3,716,245
Logistics and manufacturing expenses	60,924	79,970	83,276
Selling, general and administrative expenses	92,948	137,533	124,584
Restructuring charges and other related expenses (Note 15)	6,284	38,522	4,944
Interest expense to members	6,611	7,842	11,131
Third party interest expense	55,284	55,431	56,575
Loss/(gain) on sale of assets (Note 12)	91	(1,958)	(30,337)
Other income, net	(3,723)	(3,996)	(7,809)
Total cost and expenses	2,154,039	2,668,744	3,958,609
Net margin/(loss) before income taxes	21,412	(49,310)	35,033
Income tax expense	259	1,377	916
Net margin/(loss)	$ 21,153	$ (50,687)	$ 34,117

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

($ in thousands) For the years ended December 31,	2002	2001	2000
OPERATING ACTIVITIES:			
Net margin/(loss)	$ 21,153	$(50,687)	$ 34,117
Adjustments to reconcile net margin/(loss) to net cash and cash equivalents provided by/(used for) operating activities:			
Depreciation and amortization	34,851	41,519	43,033
Provision for losses on accounts and notes receivable	120	6,275	9,147
Restructuring charges and other related expenses	6,284	38,522	1,912
Loss/(gain) on sale of assets	91	(1,958)	(30,337)
Changes in operating assets and liabilities:			
Accounts and notes receivable	32,926	127,000	52,187
Inventories	99,528	100,692	38,752
Other current assets	(1,659)	3,836	(2,337)
Accounts payable	(52,091)	(92,216)	(81,944)
Accrued expenses	(36,268)	7,525	14,927
Other adjustments, net	(840)	(1,067)	4,116
Net cash and cash equivalents provided by operating activities	104,095	179,441	83,573
INVESTING ACTIVITIES:			
Additions to properties	(12,838)	(15,151)	(12,526)
Proceeds from sale of properties (Notes 12 and 13)	127,941	10,511	23,113
Changes in restricted cash (Note 4)	13,320	(25,250)	(3,825)
Changes in other assets	17,537	3,388	(8,716)
Net cash and cash equivalents provided by/(used for) investing activities	145,960	(26,502)	(1,954)
FINANCING ACTIVITIES:			
Payment of patronage dividend	—	(9,483)	—
Payment of notes, long-term debt and lease obligations	(157,690)	(40,138)	(67,355)
Proceeds from long-term borrowings	—	—	1,098
Decrease/(increase) in outstanding checks	(58,501)	(42,105)	26,726
Decrease/(increase) in short-term borrowings	(113,903)	11,300	(28,922)
Purchase of common stock	—	—	(599)
Proceeds from sale of Redeemable Class A common stock and subscription receivable	224	812	1,109
Net cash and cash equivalents used for financing activities	(329,870)	(79,614)	(67,943)
Net (decrease)/increase in cash and cash equivalents	(79,815)	73,325	13,676
Cash and cash equivalents at beginning of year	88,816	15,491	1,815
Cash and cash equivalents at end of year	$ 9,001	$ 88,816	$ 15,491

See Note 9 for supplemental cash flow information.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Members' Equity

($ in thousands)	Redeemable Common Stock Class A		Redeemable Common Stock Class B	
	Number of Shares	Amount	Number of Shares	Amount
Balances at and for the year ended December 31, 1999	511,440	$47,270	1,764,797	$177,779
Net margin				
Foreign currency translation adjustment				
Amortization of deferred patronage				
Loss allocation				
Patronage dividend	30	3	225,510	22,551
Class B stock applied against loss allocation			(214,580)	(21,458)
Payments from stock subscriptions receivable	14,550	3,407		
Stock purchased and retired	(15,960)	(1,596)	(44,245)	(4,424)
Balances at and for the year ended December 31, 2000	510,060	49,084	1,731,482	174,448
Net loss				
Foreign currency translation adjustment				
Amortization of deferred patronage				
Payments from stock subscriptions receivable	—	812		
Other			8	—
Matured notes applied against loss allocation				
Balances at and for the year ended December 31, 2001	510,060	49,896	1,731,490	174,448
Net margin				
Foreign currency translation adjustment				
Amortization of deferred patronage				
Minimum pension liability adjustment				
Patronage dividend			144,196	14,420
Payments from stock subscriptions receivable		224		
Class B stock applied against loss allocation			(119,229)	(11,923)
Matured notes applied against loss allocation				
Balances at and for the year ended December 31, 2002	510,060	$50,120	1,756,457	$176,945

Redeemable Class A common stock amounts are net of unpaid subscription amounts of $886 relating to 35,700 issued shares at December 31, 2002; $1,110 relating to 54,840 issued shares at December 31, 2001; $1,922 relating to 98,880 issued shares at December 31, 2000; and $3,874 relating to 106,380 issued shares at December 31, 1999.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Loss Allocation	Deferred Patronage	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/ (Loss)	Total Members' Equity	Total Comprehensive Income / (Loss)
$ —	$(27,663)	$(130,089)	$ (846)	$ 66,451	$(130,275)
		34,117		34,117	34,117
			(126)	(126)	(126)
	375	(375)		—	
(113,918)		113,918		—	
		(34,705)		(12,151)	
21,458				—	
				3,407	
				(6,020)	
(92,460)	(27,288)	(17,134)	(972)	85,678	33,991
		(50,687)		(50,687)	(50,687)
			969	969	969
	747	(747)		—	
				812	
				—	
2,488				2,488	
(89,972)	(26,541)	(68,568)	(3)	39,260	(49,718)
		21,153		21,153	21,153
			3	3	3
	748	(748)		—	
			(1,153)	(1,153)	(1,153)
		(20,541)		(6,121)	
				224	
11,923				—	
2,083				2,083	
$(75,966)	$(25,793)	$ (68,704)	$(1,153)	$ 55,449	$ 20,003

($ in thousands)

1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

Principal business activity

TruServ Corporation ("TruServ" or the "company") is a member-owned wholesaler of hardware and related merchandise. The company also manufactures and sells paint and paint applicators. The company's goods and services are sold predominantly within the United States, primarily to retailers of hardware, industrial distributors and rental retailers, each of whom has purchased 60 shares per store (up to a maximum of 5 stores (300 shares)) of the company's Class A common stock upon becoming a member. The Class A stock is redeemable by the company and has voting rights (the "Redeemable Class A voting common stock"). The company operates as a member-owned wholesaler cooperative. When there are annual profits, members in good standing are entitled to receive patronage dividend distributions from the company on the basis of gross margins of merchandise and/or services purchased by each member. In accordance with the company's By-Laws, the annual patronage dividend is paid to members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the board of directors. TruServ also provides to its members value-added services such as marketing, advertising, merchandising and store location and design services.

Consolidation

The consolidated financial statements include the accounts of the company and all wholly owned subsidiaries. The consolidated statement of operations and cash flows also include the activities of TruServ Canada Cooperative, Inc., a Canadian member-owned wholesaler of hardware, through the date of its sale, October 22, 2001. The consolidated balance sheets at December 31, 2001 and December 31, 2002 exclude TruServ Canada Cooperative, Inc.

The company does not have any special purpose entities ("SPE's") or variable interest entities ("VIE's").

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year's presentation. These reclassifications had no effect on Net margin/(loss) for any period or on Total members' equity at the balance sheet dates.

Capitalization

The company's capital (Capitalization) is derived from Members' equity and Promissory (subordinated) and installment notes. Members' equity is comprised of Redeemable Class A voting common stock, Redeemable Class B common stock, Accumulated deficit, Loss allocation, Deferred patronage and Accumulated other comprehensive loss. TruServ follows the practice of accounting for deferred patronage charges and credits as a separate component of capitalization. Deferred patronage consists of net charges and expenses, primarily related to costs associated with the merger of Cotter & Company and Servistar Coast to Coast Corporation to form TruServ Corporation (the "Merger"), which are included in the computation of net margin/(loss) in different periods for financial statement purposes than for patronage purposes. Promissory (subordinated) notes and Redeemable Class B common stock had been issued in connection with the company's annual patronage dividend. For the year ended December 31, 2002, only Cash and Redeemable Class B common stock will be issued in 2003 in connection with the company's fiscal 2002 patronage dividend. The By-Laws provide TruServ the right to allow a member to partially meet the company's capital requirements by the issuance of stock in payment of the year-end patronage dividend.

Patronage dividend

Patronage dividends related to the fiscal year ended December 31, 2002 were $20,541 (see Note 16). Approximately thirty percent of the dividend was paid in cash (TruServ By-Laws and the IRS require that the payment of at least twenty percent of patronage dividends be in cash). The remainder will be paid through the issuance of the company's Redeemable Class B common stock and, to those members that had such accounts, used to offset members' loss allocation accounts. No patronage dividends were declared for the fiscal year ended December 31, 2001, as the company incurred a loss for the year 2001, which was retained by the company. Patronage dividends in the amount of $34,705 were paid on March 31, 2001 related to the fiscal year ended December 31, 2000; approximately thirty percent of which were paid in cash. The remainder was paid through the issuance of the company's Redeemable Class B common stock which was offset to members' loss allocation accounts to those members that had such accounts. In certain cases, a small portion of the dividend was paid by means of Promissory (Subordinated) Notes of the company. The Redeemable Class B common stock issued for the December 31, 2002 and 2000 patronage dividend have been designated as qualified notices of allocation.

Membership may be terminated without cause by either the company or the member upon sixty days' written notice. In the event membership is terminated, the company undertakes to purchase, and the member is required to sell to the company, all of the member's Redeemable Class A voting common stock and Redeemable Class B common stock at par value. Payment for the Redeemable Class A voting common stock has historically been in cash. Payment for the qualified Redeemable Class B common stock has historically been in the form of a note payable in five equal annual installments and with interest set at comparable treasury rates plus 2.0%.

In March 2000, the board of directors of TruServ declared a moratorium on redemptions of the capital stock. In reaching its decision to declare the moratorium, the board of directors of TruServ reviewed the financial condition of TruServ and considered its fiduciary obligations and corporate law principles under Delaware law. The board of directors concluded that it should not redeem any of the capital stock while its net asset value was substantially less than par value, as that would likely violate legal prohibitions against "impairment of capital." In addition, the board of directors concluded that it would be a violation of its fiduciary duties to all members and that it would constitute a fundamental unfairness to members if some members were allowed to have their shares redeemed before the 1999 loss was allocated to them and members who did not request redemption were saddled with the losses of those members who requested redemption. Moreover, the board of directors considered TruServ's debt agreements and, in particular, the financial covenants thereunder, which prohibit redemptions when TruServ, among other things, does not attain certain profit margins.

($ in thousands)

At the time the board of directors declared the moratorium on redemptions, TruServ's By-Laws did not impose limitations on the board's discretion to initiate or to continue a moratorium on redemption. The By-Laws merely provided that upon termination of a member's agreement, TruServ was to redeem the member's shares. Nevertheless, the board of directors concluded that its fiduciary obligations to TruServ and its members would not permit it to effect redemptions under the circumstances described above. After the board of directors declared the moratorium, the board of directors amended the By-Laws to provide that if TruServ's funds available for redemption are insufficient to pay all or part of the redemption price of shares of capital stock presented for redemption, the board of directors may, in its sole discretion, delay the payment of all or part of the redemption price.

The amended senior debt agreements preclude the lifting of the stock moratorium until June 30, 2004 except for certain hardship cases, not to exceed $2,000 annually. Given certain ongoing related litigation, there are no plans for hardship redemption of stock. See Note 6, "Commitments and Contingencies." Subsequent to the expiration of the prohibition against stock redemptions under the debt agreements, which could be in the first half of 2004, if TruServ completes the refinancing of its Senior Debt, the board of directors will consider the financial condition of TruServ, and will not lift the moratorium unless it can conclude that effecting redemptions of TruServ's capital stock will not "impair the capital" of TruServ, unfairly advantage some members to the disadvantage of others, or violate the financial covenants under its debt agreements. The board of directors is monitoring the financial performance of TruServ quarterly.

As of December 31, 2002, the amount of Class A common stock and Class B common stock presented for redemption but deferred due to the moratorium is approximately $39,614 after the offset of the loss allocation account. This amount does not include an offset of approximately $7,343 of Accounts receivable owed by terminated members to the co-op. Historically, the company has offset such amounts due by members to the co-op against amounts the co-op pays the members on redemption of their stock. This amount does not include any remaining amount of the 2001 loss that may be allocated, on a member by member basis, from the Accumulated deficit account and reduce the amount paid to a member on the redemption of their stock. The $39,614 amount of stock presented for redemption, but deferred due to the moratorium, includes approximately $15,475 related to the Class A common stock (which was historically paid out at the time of redemption) and $47,033 related to Class B common stock (which was historically paid out in five equal annual installments), offset by the amount of the Loss allocation account related to the Class B common stock of $22,894.

Loss allocation to members and Accumulated deficit

During the third quarter of fiscal 2000, TruServ management developed and the board of directors approved a plan to equitably allocate to members the loss incurred in 1999. This loss was previously recorded as a reduction of Retained earnings. TruServ has allocated the 1999 loss among its members by establishing a Loss allocation account as a contra-equity account in the consolidated balance sheet with the offsetting credit recorded to the Accumulated deficit account. The Loss allocation account reflects the sum of each member's proportionate share of the 1999 loss, after being reduced by certain amounts that were not allocated to members. The Loss allocation account will be satisfied, on a member by member basis, by applying the portion of future non-cash patronage dividends as a reduction to the Loss allocation account until fully satisfied. The Loss allocation amount may also be satisfied, on a member by member basis, by applying the par value of maturing member notes and related interest payments as a reduction to the Loss allocation account until such account is fully satisfied. However, in the event a member should terminate as a stockholder of the company, any unsatisfied portion of that member's Loss allocation account will be satisfied by reducing the redemption amount paid for the member's stock investment in TruServ.

The board of directors determined that TruServ would retain the fiscal 2001 loss as part of the Accumulated deficit account. All or a portion of patronage income and all non-patronage income, if any, may be retained in the future to reduce the Accumulated deficit account. TruServ has determined for each member that was a stockholder in 2001, its share of the fiscal 2001 loss that has been retained in the Accumulated deficit account, based upon the member's proportionate Class A common stock and Class B common stock investment, TruServ allocated the remainder of the fiscal 2001 loss based on the member's purchases from the co-op in 2001. In the event a member terminates its status as a stockholder of TruServ, any remaining 2001 loss in the Accumulated deficit account that is allocable to the terminating member will be satisfied by reducing the redemption amount paid for the member's stock investment in TruServ.

Cash equivalents

The company classifies all highly liquid investments with an original maturity of three months or less as cash equivalents.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out basis, or market. The lower of cost or market valuation considers the estimated realizable value in the current economic environment associated with disposing of surplus and/or damaged/obsolete inventories. The estimated realizable value was based on an analysis of historical trends related to distressed inventory of TruServ. This analysis considers historical data on TruServ's ability to return inventory to suppliers, to transfer inventory to other distribution centers, to sell inventory to members through the price reduction process and to sell remaining inventory to liquidators. The cost of inventory also includes indirect costs (such as logistics, manufacturing, freight-in, vendor rebates and support costs) incurred to bring inventory to its existing location for resale. These indirect costs are treated as product costs, classified in inventory and subsequently recorded as cost of revenues as the product is sold (see Note 2).

Properties

Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements — 10 to 40 years; machinery and warehouse, office and computer equipment and software — 5 to 10 years; transportation equipment — 3 to 7 years; and leasehold improvements — the lesser of the life of the lease, without regard to options for renewal, or the useful life of the underlying property.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired and was amortized using the straight-line method over 40 years. In January 2002, TruServ adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. In accordance with the adoption of SFAS No. 142, TruServ stopped amortizing goodwill at the beginning of fiscal 2002. TruServ has completed its annual impairment assessment as required by SFAS No. 142 and has determined that no impairment exists. The reported Net margin/(loss), Goodwill amortization and the resulting adjusted Net margin/(loss) are as follows:

($ in thousands) Year ended December 31,	2002	2001	2000
Reported Net margin/(loss)	$21,153	$(50,687)	$34,117
Add back: Goodwill amortization	—	2,577	3,054
Adjusted Net margin/(loss)	$21,153	$(48,110)	$37,171

Goodwill amortization related to the hardware segment for fiscal year 2001 and 2000 was $2,210 and $2,687, respectively. Goodwill amortization related to the paint segment for fiscal year 2001 and 2000 was $367 in each year. At December 31, 2002, the Goodwill was comprised of $78,429 for the hardware segment and $13,045 for the paint segment.

Conversion funds

In connection with the Merger, the company made funds available to the members to assist their stores in defraying various conversion costs (i.e., costs to change store signage and branding to True Value) associated with the Merger and costs associated with certain upgrades and expansions of their store. The total amount of conversion funds distributed was $27,175; the funds are amortized over a 5 year period representing the period of time over which members committed to stay with the post merger company. The annual amortization expense for fiscal year 2002, 2001 and 2000 was $6,056, $5,747 and $4,385, respectively. The unamortized balance at December 31, 2002 was approximately $5,324. The members agree to refund to TruServ all or a portion of the conversion funds in the event of default or termination during the five fiscal years following the date of the agreement. Any uncollectible amounts are written off to expense.

Asset impairment

For purposes of determining impairment, management reviews long-lived assets based on a geographic region or revenue producing activity as appropriate. Such impairment review includes, among other criteria, management's estimate of future cash flows for the region or activity. If the estimated future cash flows (undiscounted and without interest charges) are not sufficient to recover the carrying value of the long-lived assets, including associated goodwill, of the region or activity, such assets would be determined to be impaired and would be written down to their fair value. In fiscal 2002, TruServ recorded asset impairment charges which netted to $470, consisting of a $1,769 charge relating to the East Butler, Pennsylvania facility, offset by a $927 favorable adjustment to the asset impairment charge for the Brookings, South Dakota distribution center based on actual proceeds on the sale of this facility in 2002, as well as a $372 favorable adjustment for the transfer of certain Hagerstown, Maryland equipment, the value of which had been fully reserved for in 2001, to other facilities. In fiscal 2001, TruServ recorded asset impairment charges aggregating $8,899 related to its Brookings, South Dakota distribution center and certain equipment at its Hagerstown, Maryland distribution center which were for sale; the Hagerstown facility remains for sale. There were no impairment charges recorded in fiscal 2000.

Revenue recognition

The company's policy is to recognize revenues from product sales and services when earned, as in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101. Specifically, product revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which is upon delivery of products. Provisions for discounts, rebates to customers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. Service revenue is comprised of advertising and transportation and amounted to $69,463 and $52,665 for fiscal 2002, respectively, and $77,419 and $56,978 for 2001, respectively. Advertising revenue is recognized when the underlying advertisement is run or when the related circulars are dropped. Transportation revenue is recognized when the services are provided.

Advertising expenses

Amounts billed to members for advertising are included in revenues. Advertising costs are expensed in the period the advertising takes place. Such costs amounted to $56,407, $59,275 and $82,675 in fiscal year 2002, 2001 and 2000, respectively, and are included in Cost of revenues.

Amortization of financing fees

Amounts paid for financing fees incurred in connection with the company's financing arrangements are capitalized and amortized to interest expense over the remaining lives of the underlying financing agreements. The costs incurred in the fourth quarter of fiscal year 2001 for the potential asset-based lending refinancing were expensed in the fourth quarter of fiscal 2001, when it was determined that TruServ would instead amend its existing debt agreements.

Repairs and maintenance expense

Expenditures which extend the useful lives of the company's property and equipment are capitalized and depreciated on a straight line basis over the remaining useful lives of the underlying assets. Otherwise, repair and maintenance expenditures are expensed as incurred.

Research and development costs

Research and development costs related to the company's manufacturing operations are expensed as incurred. Such costs amounted to $941, $1,003 and $993 in fiscal year 2002, 2001 and 2000, respectively, and are included in Logistic and manufacturing expenses.

Shipping and handling costs

Amounts billed to members for shipping and handling costs are included in Revenues. Amounts incurred for shipping and handling are included in Cost of revenues.

Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the

($ in thousands)

differences are expected to reverse. At December 31, 2002, TruServ concluded that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, and that a full valuation allowance is required. Deferred tax assets will only be realized to the extent future earnings are retained by TruServ and not distributed to members as patronage dividends.

Per share information

There is no existing market for the common stock of the company and there is no expectation that any market will develop. The company's Redeemable Class A voting common stock is owned by members and former members whose stock has not yet been redeemed as a result of the moratorium. The company's Redeemable Class B non-voting common stock now outstanding was issued to members in partial payment of the annual patronage dividend. Accordingly, no earnings per share information is presented in the consolidated financial statements.

Retirement plans

The company sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. Company contributions to union-sponsored defined contribution plans are based on collectively bargained rates multiplied by hours worked. The company's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.

Fair value of financial instruments

The carrying amounts of the company's financial instruments, which were comprised primarily of accounts and notes receivables, accounts payable, short-term borrowings, long-term debt and promissory (subordinated) and installment notes, approximate fair value. Fair value was estimated using discounted cash flow analyses, based on the company's incremental borrowing rate for similar borrowings. The carrying amount of debt and credit facilities approximate fair value due to their stated interest rates approximating market rates and as a result of such facilities having been renegotiated in fiscal 2002 (see Note 4). These estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

Concentration of credit risk

Credit risk pertains primarily to the company's trade receivables. The company extends credit to its members as part of its day-to-day operations. The company believes that as no specific receivable or group of receivables comprises a significant percentage of total trade accounts, its risk with respect to trade receivables is limited. Additionally, the company believes that its allowance for doubtful accounts is adequate with respect to member credit risks. Also, TruServ's Certificate of Incorporation and By-Laws specifically provide that TruServ may set off its obligation to make any payment to a member for such member's stock, notes, interest and declared and unpaid dividends against any obligation owed by the member to TruServ. TruServ exercises these set off rights when TruServ notes and interest become due to former members with outstanding accounts receivable to TruServ and current members with past due accounts receivable to TruServ.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New accounting pronouncements

In January 2002, TruServ adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." See "Goodwill" above.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective January 1, 2003 for TruServ. TruServ is currently evaluating the impact this standard will have on its financial statements, but does not expect the impact of its adoption to be material.

In January 2002, TruServ adopted SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," replacing SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and portions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and changes the criteria to be met to classify an asset as held-for-sale. SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held-for-sale. The adoption of this standard did not have a material impact on the company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FAS 4, 44 and 64, Amendment of FAS 13 and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" (eliminating the extraordinary treatment of gains or losses on debt modification other than for certain exceptions), amends SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," amends SFAS No. 13, "Accounting for Leases" (to eliminate an inconsistency between the required accounting for sale leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions) and amends other existing authoritative pronouncements (to make various technical corrections, clarify meanings or describe their applicability under changed conditions). SFAS No. 145 is effective for TruServ for fiscal 2003 but earlier application is encouraged. The company is currently evaluating the impact this standard will have on its financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the requirement for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized only when the liability is incurred; under EITF Issue No. 94-3, a liability

for an exit cost, as defined in EITF Issue No. 94-3, was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value and only when the liability is incurred. SFAS No. 146 is effective for TruServ for any exit or disposal activities undertaken after December 31, 2002 but earlier application is encouraged.

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires the disclosure of certain guarantees existing at December 31, 2002. In addition, Interpretation No. 45 requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities that are initiated or modified after December 31, 2002. Accordingly, the company has disclosed certain guarantees that existed at December 31, 2002 in Note 6 and will apply the recognition provisions of Interpretation No. 45 prospectively to guarantee activities initiated after December 31, 2002. See Note 6, "Commitments and Contingencies," for a further discussion of guarantees.

2. INVENTORIES

Inventories consisted of the following at December 31:

($ in thousands)	2002	2001
Manufacturing inventories:		
Raw materials	$ 1,473	$ 1,720
Work-in-process and finished goods	19,655	24,909
Manufacturing inventory reserves	(1,297)	(2,724)
	19,831	23,905
Merchandise inventories:		
Warehouse inventory	223,754	322,983
Merchandise inventory reserves	(9,137)	(12,912)
	214,617	310,071
	$234,448	$333,976

The amount of indirect costs included in ending inventory at December 31, 2002 and 2001 was $15,753 and $23,272, respectively. Indirect costs incurred for fiscal year 2002 and 2001 were $95,865 and $115,162, respectively.

In fiscal 2002, the company recorded physical inventory adjustments aggregating $1,457 (as an increase to Inventory and a reduction to Cost of revenues) principally in the fourth quarter of the year. In fiscal 2001, the company recorded physical inventory adjustments aggregating $4,800 (as an increase to Inventory and a reduction to Cost of revenues) principally in the third and fourth quarters of the year.

3. PROPERTIES

Properties consisted of the following at December 31:

($ in thousands)	2002	2001
Buildings and improvements	$ 80,016	$176,414
Machinery and warehouse equipment	89,284	91,842
Office and computer equipment	156,961	156,644
Transportation equipment	36,389	40,961
	362,650	465,861
Less accumulated depreciation	(274,519)	(294,842)
	88,131	171,019
Land	2,985	9,328
	$ 91,116	$180,347

As discussed further in Note 13, on December 31, 2002, the company sold seven of its ten owned distribution centers. This transaction resulted in a decrease in the net book value of buildings and improvements of $65,762.

Depreciation expense for fiscal year 2002, 2001 and 2000 was $28,795, $33,195 and $35,594, respectively.

4. DEBT AND BORROWING ARRANGEMENTS

Long-term debt consisted of the following at December 31:

($ in thousands)	2002	2001
Senior Notes (rates at December 31, 2002 / 2001):		
11.85% / 13.85%	$ 16,403	$ 28,000
10.63% / 12.63%	31,610	50,000
10.16% / 12.16%	11,745	21,429
10.10% / 12.60%	65,309	105,000
10.04% / 12.04%	33,853	50,000
9.98% / 11.98%	—	25,000
Redeemable (subordinated) term notes:		
Fixed interest rates ranging from 5.3% to 7.83%	3,296	7,819
Capital lease obligations (Note 5)	1,247	2,678
	163,463	289,926
Less amounts due within one year	(38,442)	(53,658)
	$125,021	$236,268

Principal payment schedule for long-term debt:

($ in thousands)	Balance as of 12/31/02	Current	2004	2005	2006	2007	Thereafter
Senior Notes (rates at December 31, 2002/2001):							
11.85% / 13.85%	$ 16,403	$ 5,727	$ 4,000	$ 6,676	$ —	$ —	$ —
10.63% / 12.63%	31,610	7,998	4,545	4,545	4,545	4,545	5,432
10.16% / 12.16%	11,745	4,563	3,572	3,610	—	—	—
10.10% / 12.60%	65,309	13,358	10,021	10,021	10,021	10,021	11,867
10.04% / 12.04%	33,853	3,187	—	—	10,000	10,000	10,666
9.98% / 11.98%	—	—	—	—	—	—	—
	158,920	34,833	22,138	24,852	24,566	24,566	27,965
Redeemable (subordinated) term notes:							
Fixed interest rates ranging from 5.3% to 7.83%	3,296	3,185	111	—	—	—	—
Capital lease obligations (Note 5)	1,247	424	441	311	71	—	—
Total	$163,463	$38,442	$22,690	$25,163	$24,637	$24,566	$27,965

($ in thousands)

The company had outstanding borrowings under its revolving credit facility agreement of $27,852 and $140,000 at December 31, 2002 and 2001, respectively. The $140,000 outstanding as of December 31, 2001 included approximately $57,000 of cash recorded in cash and cash equivalents that was available to reduce outstanding borrowings to $83,000. The weighted average interest rate on these borrowings was 8.3% and 9.9% for the years ended December 31, 2002 and 2001, respectively. The 2001 average interest rate reflects the inclusion of a 2% default premium.

On December 30, 2002, TruServ amended the revolving credit facility, senior notes and synthetic lease agreements (the "Senior Debt") that had previously been amended in April 2002 in order to allow for a sale leaseback transaction that was completed on December 31, 2002 (the "December 2002 Amendments") (See Note 13). TruServ applied the net proceeds of the sale leaseback transaction, $121,438 to pay down the Senior Debt, all of whom are parties to the intercreditor agreement. The net reduction in Senior Debt was $108,743, as a result of new make-whole notes of $12,695 issued due to the prepayment on senior notes. The December 2002 Amendments mainly set preliminary financial covenants to allow for the substantial reduction in debt and the corresponding increase in rent payments resulting from the sale leaseback transaction. See Note 5, "Lease Commitments" and Note 16, "Subsequent Events."

The Senior Debt agreements were previously amended on April 11, 2002, when TruServ entered into various amendments that eliminated the event of default created when TruServ failed to comply with a covenant as of February 24, 2001 (the "April 2002 Amendments"). The April 2002 Amendments to the revolving credit facility extended the term of the facility from June 2002 to June 2004. The amount of the commitment at the time of amendment was $200,000. The commitment under the revolving credit facility is permanently reduced by the amount of any prepayments allocated to and paid on the revolving credit facility.

Borrowings under the revolving credit facility are subject to borrowing base limitations that fluctuate in part with the seasonality of the business. The borrowing base formula limits advances to the sum of 85% of eligible accounts receivable, 50% of eligible inventory, 60% of the appraised value of eligible real estate and 50% of the appraised value of eligible machinery and equipment; availability is further increased by seasonal over-advances and decreased by reserves against availability. The revolving credit facility has certain minimum unusable commitment amounts, which vary based upon the projected seasonal working capital needs of TruServ. The interest rate on the revolving credit facility was increased to the prime rate plus 3.25%, which was 7.5% as of December 31, 2002. The unused commitment fee is 0.75% per annum.

Since the April 2002 Amendments, the revolving credit facility commitment has been permanently reduced to $143,200 at December 31, 2002 due to prepayments in 2002 from the proceeds of asset sales. TruServ had available, under the revolving credit facility, approximately $115,300 at December 31, 2002.

The April 2002 Amendments to the various senior note agreements maintained the existing debt amortization schedules of the various notes. Interest rates on the notes are at the pre-default rates, which ranged at December 31, 2002 from 10.04% to 11.85%. The senior note and revolving credit facility amendments also require initial, quarterly and annual maintenance fees. All of the cash proceeds from certain asset sales and certain notes receivable, and 80% of any excess cash flow, as defined in the amended senior note and revolving credit facility agreements, are to be used to prepay all parties to these amendments in accordance with an amended intercreditor agreement.

For 2002, cash proceeds from certain asset sales and notes receivable totaling $157,312 were used to prepay all parties to the intercreditor agreement. No additional payment as a result of excess cash flow is required to be made at this time. The intercreditor agreement establishes how the assets of TruServ, which are pledged as collateral, are shared and how certain debt prepayments are allocated among the senior lenders. For the year ended December 31, 2002, the prepayments to senior note holders of $93,915 resulted in make-whole liabilities of $18,710, which are recorded as additional debt with an offsetting entry to a prepaid interest account. As previously described, the $12,695 of make-whole notes from the sale leaseback transaction, is a component of the $18,710. The prepaid interest account will be amortized to interest expense over the remaining life of the original notes.

The terms of the senior note agreements, that comprise a portion of the Senior Debt, have always provided that in the event of early termination or a prepayment of all or a portion of the notes, make-whole liabilities are triggered. The nature of the transaction giving rise to the prepayment, the length of time to maturity of a particular note, the magnitude of the prepayment relative to the remaining debt outstanding and prevailing market interest rates relative to the interest rates on the senior notes are factors in determining the amount of potential make-whole liabilities. In the event of full prepayment of the senior notes, the entire prepaid interest amount will be immediately charged to interest expense. Management currently intends to pursue a refinancing of the existing Senior Debt in the first half of 2004. Management anticipates significantly lower interest rates upon refinancing. However, based upon current market interest rate, make-whole expense of a refinancing, before considering the impact of any negotiations with the senior note holders, could range up to approximately $27,000, in addition to fully expensing the remaining prepaid balance of existing make-whole, which was $17,864 at December 31, 2002. TruServ management negotiated a reduction of approximately 50% in the make-whole notes when it made prepayments on the senior notes from the proceeds of the sale leaseback transaction.

The April 2002 Amendments all require TruServ to meet certain restrictive covenants relating to minimum sales, minimum adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), minimum fixed charge coverage, minimum interest coverage and maximum capital expenditures. The senior note holders may accelerate the due date of their notes, if TruServ does not have a revolving credit facility in place to fund its seasonal cash flows. Some of these covenants were adjusted in March 2003 as a result of the sale leaseback transaction. See Note 16, "Subsequent Events." TruServ was in compliance with all of these covenants as of December 31, 2002 as shown in the chart below:

($ in thousands)

Restrictive Covenant	Covenant	Actual
Minimum sales	$1,975,000	$2,175,451
Minimum adjusted EBITDA	$ 100,000	$ 120,062
Minimum fixed charge coverage	0.70	1.01
Minimum interest coverage	1.75	1.97
Maximum capital expenditures	$ 16,000	$ 12,838

TruServ believes it will continue to remain in compliance with its debt covenants. For fiscal 2003, TruServ believes operating results will be sufficient to comply with the covenants established in the March 2003 Amendments. See Note 16 "Subsequent Events".

The term of the revolving credit facility will accelerate to June 30, 2003 from June 30, 2004, if on that date, total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes, is in excess of $270,000, or total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes, plus the unused amount of the commitment under the revolving credit facility, less $30,000, is in excess of $320,000. At December 31, 2002, the total Senior Debt outstanding, less the aggregate principal amount of the make-whole notes was $167,965 and the related commitments outstanding less $30,000 totaled $253,323. Although the revolver portion of total Senior Debt outstanding can fluctuate with the seasonal cash flow requirements of the business, TruServ believes it will maintain a sufficiently low level of Senior Debt outstanding with cash from operating activities to continue to meet the June 30, 2003 requirement.

The April 2002 Amendments limit the amount of the cash portion of patronage dividends to the 20% minimum required to be paid under applicable IRS regulations in order for TruServ to maintain its status as a cooperative, unless TruServ's operating performance achieves certain EBITDA targets, in which case, up to 30% of the patronage dividend may be paid in cash. TruServ exceeded the EBITDA target for 2002 and, as such, the cash portion of the 2002 patronage dividend paid in 2003 averaged 30%.

The April 2002 Amendments also require the continuation of the stock redemption moratorium through June 30, 2004. As discussed in Note 7, it is an event of default under the April 2002 Amendments if payments of subordinated notes exceed $14,000 in fiscal 2003. TruServ did not exceed the maximum payment level of $24,000 in 2002 and, accordingly, was in compliance. In addition, an event of default arises under the April 2002 Amendments in the event that TruServ fails to comply with its corporate governance policy requiring the retention by TruServ of at least two outside directors prior to May 31, 2002, at least four outside directors prior to September 1, 2002 and at least five outside directors prior to November 1, 2002. As of October 7, 2002, TruServ appointed its fifth outside director and, as such, TruServ was in compliance with the corporate governance covenant as of December 31, 2002.

The April 2002 Amendments also contain requirements for other customary covenants, representations and warranties, funding conditions and events of default. As of December 31, 2002, TruServ was in compliance with all applicable covenants and has not triggered any events of default.

TruServ intends to both honor the amounts outstanding under the member note agreements and not exceed the maximum allowable payments of $14,000 in fiscal 2003 under the revolving credit facility and senior note agreements through the consent of the holders of the member notes, to extend a portion of the notes due in 2003. If TruServ exceeds the maximum allowable payments of $14,000 in fiscal 2003, or violates any negative covenant, it is an event of default under the revolving credit facility and senior note agreements. Unless appropriate waivers were obtained from TruServ's lenders, the amounts due under the revolving credit facility and senior note agreements could become immediately due and payable or the agreements could have to be renegotiated. However, there can be no assurances that TruServ would be able to obtain the requisite waivers or successfully renegotiate its lending agreements. In the event TruServ was unable to obtain the requisite waivers or successfully renegotiate its lending agreements, a material adverse effect on TruServ's liquidity and capital resources could result.

The redeemable (subordinated) term notes have two to four year terms and were issued in exchange for promissory (subordinated) notes that were held by promissory note holders who do not own the company's Redeemable Class A voting common stock. They were also available for purchase by investors that were affiliated with the company.

Restricted cash consisted of the following at December 31:

($ in thousands)	2002	2001
Letters of credit	$11,691	$11,392
Proceeds from sale of assets available for debt reduction by the collateral agent	39	10,906
Lockbox cash management deposit requirements	4,025	4,000
Redeemable (subordinated) notes	—	1,746
Escrow	—	1,031
	$15,755	$29,075

TruServ finances its requirements for letters of credit with cash deposited and invested at the issuing bank. TruServ partially secures its requirement for banking services by maintaining invested cash deposits with its cash management banks. The intercreditor agreement amended in April 2002 with TruServ's lenders requires TruServ to hold the proceeds from the sale of certain assets in a restricted cash account invested with the collateral agent to be used for debt reduction. These proceeds were held by the collateral agent in fiscal 2001 and distributed after the Senior Debt agreements were amended in April 2002.

5. LEASE COMMITMENTS

The company is a lessee of distribution centers, office space, and computer and transportation equipment under operating and capital leases. The following is a schedule of future minimum lease payments under capital and long-term non-cancelable operating leases, together with the present value of the net minimum lease payments under capital leases, as of December 31, 2002:

($ in thousands)	Capital	Operating
2003	$ 464	$ 33,461
2004	464	31,008
2005	358	28,251
2006	85	24,079
2007	—	22,839
Thereafter	—	266,473
Net minimum lease payments	$ 1,371	$ 406,111
Less amount representing interest	(125)	
Present value of net minimum lease payments	1,246	
Less amount due within one year	(424)	
	$ 822	

Capitalized leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value, which is related to the lessor's book value at the expiration of the lease term.

Operating lease obligations increased significantly at the end of 2002 as a result of the December 31, 2002 sale leaseback of seven regional distribution centers as discussed in Note 13.

The Hagerstown, Maryland distribution center is subject to a synthetic lease with monthly payments that are recorded in Third party interest expense. The lease payment commitments were for three years with two one-year renewal options and a principal payment due at the expiration of the lease agreement. All obligations under this lease arrangement are guaranteed by the company. The synthetic lease had a principal balance of $33,383 at December 31, 2002, which is due at the end of the lease term, which is the earlier of December 31, 2003 or the termination of the existing revolving credit facility. This debt and the original cost of the facility are not recorded in the company's balance sheet because the synthetic lease does not meet the requirement for capital lease treatment under SFAS No. 13, "Accounting for Leases." The difference between the lease obligation and management's estimation of the fair value of the building, which TruServ continues to believe is reasonable at December 31, 2002, was recorded as a 2001 cost to exit the facility and remains as a component in accrued expenses at December 31, 2002 (see Note 15).

Rent expense under operating leases was $25,436, $25,338 and $29,942 for the years ended December 31, 2002, 2001 and 2000, respectively.

6. COMMITMENTS AND CONTINGENCIES

TruServ provides guarantees for certain member loans, but is not required to provide a compensating balance for the guarantees. The company is required to pay off a portion of the full amount of these loans under these guarantees, ranging from 15-50% of the member's outstanding balance, in the event that a member defaults on their loan, after which the member will be liable to the company for the guaranteed amount. The amount of the guaranteed portion of these member loans, which are not recorded in TruServ's balance sheet, was approximately $2,172 and $3,966 as of December 31, 2002 and 2001, respectively. The balance of $2,172 as of December 31, 2002 includes approximately $557 that will mature in fiscal 2003. The remaining guarantees will expire periodically through 2013. TruServ carries a reserve of $217 relating to these guarantees.

Additionally, TruServ sold certain member note receivables to a third party in 2002 which the company has fully guaranteed. The company is required to pay 100% of the outstanding balance of these member notes under these guarantees in the event that a member defaults on their notes, after which the member will be liable to the company for the guaranteed amount. The balance of these notes at December 31, 2002 was $871. TruServ has recorded a liability and related receivable for $871 relating to these member notes, and carries a $87 reserve relating to these guarantees. The balance of $871 as of December 31, 2002 includes approximately $264 that will mature in fiscal 2003. The remaining guarantees will expire periodically through 2007.

TruServ has a lifetime warranty or a customer satisfaction guarantee on the majority of the company's TruTest paint products, which covers only replacement material. The company has historically experienced minimal returns on these warranties and guarantees and has determined any related liability to be immaterial.

The company is involved in various claims and lawsuits incidental to its business. The following significant matters existed at December 31, 2002:

Bess Action

In May 2000, TruServ filed a complaint in the Circuit Court of McHenry County, Illinois against Bess Hardware and Sports, Inc., ("Bess") to recover an accounts receivable balance in excess of $400. Bess filed a counterclaim, seeking a setoff against its accounts receivable balance for the par redemption value of Bess' shares of TruServ Stock. Bess contested the validity of a March 17, 2000 corporate resolution declaring a moratorium on the redemption of all TruServ capital stock, as well as an allocation of Bess' proportionate share of the loss which TruServ declared for its fiscal year 1999. On June 21, 2002, the court issued an oral ruling granting summary judgment to TruServ on its accounts receivable claim, and granting summary judgment to Bess on its counterclaim. The judgment was entered on August 6, 2002. TruServ believes that the court's ruling on Bess' counterclaim is not supported by either the facts or Delaware corporate law. TruServ's motion for reconsideration and reversal of the August judgment on Bess' counterclaim was denied on November 21, 2002. TruServ filed its notice of appeal in the Second District of Illinois Appellate Court on December 2, 2002.

Derivative Action

In August 2000, an action was brought in Delaware Chancery Court (New Castle County) by a former TruServ member ("Hudson City Properties") against certain present and former directors and certain former officers of TruServ and against TruServ. The complaint is brought derivatively on behalf of TruServ and alleges that the individual defendants breached their fiduciary duties in connection with the accounting adjustments made by TruServ in the fourth quarter of

($ in thousands)

1999. Hudson City Properties also seeks to proceed on a class-action basis against TruServ on behalf of all those affected by the moratorium on stock redemption and the creation of the loss allocation accounts. Hudson City Properties alleges that TruServ breached, and the named directors caused TruServ to breach, agreements with members by suspending payment of the members' 1999 annual patronage dividend, by declaring the moratorium on the redemption of members' TruServ stock and by imposing minimum annual purchase requirements upon members. The plaintiff seeks monetary and non-monetary relief in connection with the various claims asserted in the complaint. The lawsuit, despite its vintage, is in an early stage and the extent of the damages claimed has not yet been determined. The parties have entered into settlement negotiations, but a final settlement has not been reached at this time and no assurances can be given that one will be entered into.

Kennedy Action

In June 2000, various former members of TruServ filed an action against TruServ in the Circuit Court of the 19th Judicial Circuit (McHenry County, Illinois) (the "Kennedy action"). The plaintiffs in the Kennedy action each allege that, based upon representations made to them by TruServ and its predecessors that the Coast to Coast brand name would be maintained, they voted for the merger of ServiStar/Coast to Coast and Cotter & Company. The plaintiffs allege that after the merger, the Coast to Coast brand name was eliminated and that each plaintiff thereafter terminated or had its membership in TruServ terminated. The plaintiffs further claim that TruServ breached its obligations by failing to redeem their stock and by creating loss allocation accounts for the plaintiffs. The plaintiffs have each asserted claims for fraud/misrepresentation, negligent misrepresentation, claims under the state securities laws applicable to each plaintiff, claims under the state franchise/dealership laws applicable to each plaintiff, breach of fiduciary duty, unjust enrichment, estoppel and recoupment. Similar claims were filed against TruServ as counterclaims to various complaints filed by TruServ in McHenry County to recover accounts receivable balances from other former members. Those claims were consolidated with the Kennedy action. In March 2001, the Kennedy complaint was amended to add additional plaintiffs. Also in March 2001, another action was filed against TruServ on behalf of additional former members, in the same court, by the same law firm (the "A-Z action"). The A-Z complaint alleges substantially similar claims as those in the Kennedy action, with the principal difference being that the claims relate to the elimination of the ServiStar brand name. The Kennedy and A-Z actions have been consolidated for purposes of discovery, which is ongoing. The plaintiffs seek damages for stock repurchase payments, lost profits and goodwill, out of pocket expenses, attorney fees and punitive damages. In July 2002, the plaintiffs in these consolidated actions amended their complaints to name as defendants two former officers of TruServ. To the extent that TruServ may have indemnification obligations to these former officers, TruServ's directors and officers' liability insurance policies may be available to cover such claims.

TruServ intends to vigorously defend all of these cases. However, a ruling in favor of any or all of the plaintiffs in the Kennedy Action, the Derivative Action or the Bess Action could have a material adverse effect on TruServ. The courts could rule that TruServ violated its Agreement with members or its By-Laws in establishing the loss allocation account; imposing the moratorium on stock redemptions; or imposing minimum purchase commitments on members. In the event of such a ruling, TruServ could be required to do one or more of the following:

- lift the moratorium on stock redemptions; and
- redeem members' stock presented for redemption at its full stated value.

Such actions could constitute events of default under TruServ's Senior Debt. Unless appropriate waivers were obtained from TruServ's lenders, the amounts due under the Senior Debt could become immediately due and payable or the Senior Debt agreements could have to be renegotiated. However, there can be no assurances that TruServ would be able to obtain the requisite waivers or successfully renegotiate its Senior Debt agreements. In the event TruServ was unable to obtain the requisite waivers or successfully renegotiate its Senior Debt agreements, a material adverse effect on TruServ's liquidity and capital resources could result.

Pentz Settlement

In June 2002, TruServ reached a comprehensive and confidential settlement with Paul Pentz, a former president of TruServ regarding his claims for bonus and retirement compensation payments.

Claims Against Ernst & Young LLP

TruServ is pursuing claims against its former outside auditors, Ernst & Young LLP ("E&Y"), for professional malpractice, breach of contract, deceptive business practices and fraud. TruServ contends that E&Y failed to properly discharge its duties to TruServ and failed to identify, in a timely manner, and indeed concealed, certain material weaknesses in TruServ's internal financial and operational controls. As a result, TruServ was forced to make an unanticipated accounting adjustment in the fourth quarter of 1999 in the total amount of $121,333 (the "Fourth Quarter Charge"). As a result, TruServ reported a net loss of $130,803 for the fiscal year ended December 31, 1999. It is TruServ's belief that had E&Y properly discharged its duties, the scope and breadth of the Fourth Quarter Charge, as well as the accounting and operational control deficiencies that necessitated the charge, would have been substantially lessened, if not eliminated in their entirety. As a result of E&Y's failures, TruServ has suffered significant financial damages. The factual allegations that form the basis for TruServ's claim against E&Y include, in part, the issues identified in the Securities and Exchange Commission cease and desist order described below. TruServ began discussion of its claims with E&Y early in the fall of 2001. Pursuant to the dispute resolution procedures required by TruServ's engagement letter with E&Y, TruServ and E&Y attempted to mediate this dispute during the first six months of 2002. When those attempts proved unsuccessful, and again pursuant to the dispute resolution procedures, TruServ filed its claim with the American Arbitration Association on July 31, 2002. The arbitration, which is subject to certain confidentiality requirements, is currently pending.

7. PROMISSORY (SUBORDINATED) AND INSTALLMENT NOTES

Promissory (subordinated) and installment notes consisted of the following at December 31:

($ in thousands)	2002	2001
Promissory (subordinated) notes:		
Due on December 31, 2002–7.86%	$ —	$23,253
Due on December 31, 2003–7.90%	19,413	19,731
Due on December 31, 2004–9.00% to 10.00%	19,902	19,963
Due on December 31, 2005–7.00% to 10.00%	23,565	1,304
Term (subordinated) notes		
Due on June 30, 2002–8.06%	—	12,393
Installment notes at interest rates of 5.74% to 8.06% with maturities through 2004	2,006	5,962
	64,886	82,606
Less amounts due within one year	(21,355)	(39,633)
	$ 43,531	$42,973

Prior to 1997, promissory notes were issued for partial payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of TruServ as specified by its board of directors. Prior experience indicates that the maturities of a significant portion of the notes due within one year are extended, for a three-year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. The company anticipates that this practice of extending notes, based on historical results, will continue and, accordingly, these notes are classified as a component of capitalization.

Total maturities of promissory and installment notes for fiscal years 2003, 2004 and 2005 are $21,354, $19,951 and $23,581, respectively.

Amounts shown as scheduled repayments are the stated note amounts; however, it is an event of default in the amended debt agreements if payments of subordinated notes exceed $14,000 in 2003. TruServ's payments of such notes aggregated $17,765 in 2002 against scheduled repayments of $44,244 and maximum payment level under the debt agreements of $24,000; as such payment amount was less than the event of default ceiling amount, TruServ was in compliance. TruServ will seek members' consent in 2003 to extend the note due dates in exchange for an increase in the interest rate as it did in 2002.

8. INCOME TAXES

Income tax expense consisted of the following for the years ended December 31:

($ in thousands)	2002	2001	2000
Current:			
Federal	$ —	$ 203	$231
State	259	194	315
Foreign	—	641	306
Total current	259	1,038	852
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	339	64
Total deferred	—	339	64
	$259	$1,377	$916

The company operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as qualified patronage dividends based on margins from business done with or on behalf of members and for the redemption of nonqualified notices of allocation. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% was as follows for the years ended December 31:

($ in thousands)	2002	2001	2000
Tax at U.S. statutory rate	$7,494	$(19,224)	$12,262
Effects of:			
Patronage dividend	(7,189)	—	(12,233)
State income taxes, net of federal benefit	168	126	205
(Decrease)/increase in valuation allowance	(353)	18,353	(2,503)
Non-deductible goodwill	—	902	2,819
Other, net	139	1,220	366
	$ 259	$ 1,377	$ 916

Deferred income taxes reflect the net tax effects to the company of its net operating loss carryforwards, which expire in years through 2021; alternative minimum tax credit carryforwards, which do not expire, nonqualified notices of allocations, which are deductible when redeemed and do not expire; and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax effect of the net operating loss carryforward was reduced in 2002 by $37,076. $21,895 of the reduction is primarily attributable to changes in other deferred tax assets and liabilities, mostly due to gains from asset sales taxable in the year of sale but deferred for financial reporting purposes; and the remaining $15,181 reduction is the cumulative effect of non-cash patronage dividends applied to satisfy members' loss allocation accounts (a corresponding reduction of $15,181 was made to the valuation allowance).

Total deferred tax assets net of deferred tax liabilities have a full valuation allowance because the company has concluded that, based on the weight of available evidence it is more likely than not that the deferred tax assets will not be realized. Deferred tax assets will only be realized to the extent future earnings are retained by TruServ and not distributed to members as patronage dividends. If tax benefits are subsequently recognized in excess of net deferred tax assets, approximately $13,619 of the resulting reduction in the valuation allowance for deferred tax assets is merger-related and will reduce goodwill.

The significant components of the company's deferred tax assets and liabilities were as follows for the years ended December 31:

($ in thousands)	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$28,364	$ 65,440
AMT credit carryforward	784	784
Nonqualified notices of allocation	13,548	13,548
Bad debt provision	3,421	3,761
Vacation pay	2,889	2,617
Contribution to fund retirement plans	3,051	—
Deferred gain from sale leaseback	25,026	—
Severance and restructuring costs	6,846	12,878
Inventory reserves	—	1,272
Rent expense	2,714	2,623
Merger-related valuations and accruals	1,861	2,160
Inventory capitalization	3,126	2,657
Other	6,055	5,302
Total deferred tax assets	97,685	113,042
Valuation allowance for deferred tax assets	(94,952)	(110,537)
Net deferred tax assets	2,733	2,505
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	1,602	960
Contributions to fund retirement plans	—	414
Other	1,131	1,131
Total deferred tax liabilities	2,733	2,505
Net deferred taxes	$ —	$ —

9. SUPPLEMENTAL CASH FLOW INFORMATION

The patronage dividend and promissory (subordinated) and redeemable (subordinated) term note renewals relating to non-cash operating and financing activities were as follows for the years ended December 31:

($ in thousands)	2002	2001	2000
Patronage dividend payable in cash	$ 6,121	$ (976)	$10,459
Accrued expenses	(245)	(569)	—
Promissory (subordinated) notes	(4,324)	(5,888)	(1,820)
Redeemable Class A voting common stock	—	—	3
Redeemable Class B common stock	2,497	—	(2,733)
Installment notes	(34)	(50)	2,515
Loss allocation	14,006	2,488	21,458
Member indebtedness	2,520	4,995	4,823
Patronage dividend	$20,541	$ —	$34,705
Member note renewals and interest rollover	$36,434	$21,936	$22,525

TruServ may set off its obligation to make any payment to a member for such member's stock, notes, interest and declared and unpaid dividends against any obligation owed by the member to TruServ. TruServ exercised its set off rights in 2002 when patronage dividends were declared for members with loss allocation accounts. Also the set off rights were exercised when TruServ notes and interest came due to former members with outstanding accounts receivable to TruServ and current members with past due accounts receivable to TruServ. TruServ also set off its obligation to former members against their related loss allocation balance. The set off rights were exercised in an aggregate amount of $16,526, which decreased the loss allocation account by $14,006 and accounts receivable by $2,520 during 2002.

In 2001, TruServ also exercised its set off rights when TruServ notes and interest came due to former members with outstanding accounts receivable to TruServ and current members with past due accounts receivable to TruServ. TruServ also set off its obligation to former members against their related loss allocation balance. The set off rights were exercised in an aggregate amount of $7,483, which decreased the loss allocation account by $2,488 and accounts receivable by $4,995 during 2001. $976 of the offset to accounts receivable was generated from the payment of the fiscal 2000 patronage dividend in 2001, which reduced the cash payment from $10,459 to $9,483.

The company's non-cash financing and investing activities in fiscal year 2001 include $1,300 related to a note received for the sale of its Indianapolis, Indiana property. In fiscal year 2000, the company's non-cash financing and investing activities are due to an asset sale and related agreements with Builder Marts of America, Inc. that included a note receivable of $19,500 and debit memos of $4,000.

Cash paid for interest during fiscal years 2002, 2001 and 2000 totaled $61,989, $59,048 and $60,059, respectively. Cash paid for income taxes during fiscal years 2002, 2001 and 2000 totaled $305, $133 and $777, respectively.

10. BENEFIT PLANS

The change in the projected benefit obligation and in the plan assets for the company administered qualified pension plan were as follows for the years ended December 31:

($ in thousands)	2002	2001
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$58,991	$68,181
Service cost	5,045	5,639
Interest cost	3,693	4,494
Benefit payments	(26)	(1)
Actuarial losses	5,144	10,394
Plan amendments	19	(10,678)
Curtailments	(1,301)	—
Settlements	(11,849)	(19,038)
Projected benefit obligation at end of year	59,716	58,991
Change in plan assets:		
Fair value of plan assets at beginning of year	54,376	76,501
Actual return on assets	(5,573)	(3,086)
Employer contributions	10,000	—
Benefit payments	(26)	(1)
Settlements	(11,849)	(19,038)
Fair value of plan assets at end of year	46,928	54,376
Reconciliation of funded status:		
Funded status	(12,788)	(4,616)
Unrecognized transition asset	(104)	(361)
Unrecognized prior service cost	(7,616)	(9,793)
Unrecognized actuarial loss	26,206	17,468
Prepaid expense	$ 5,698	$ 2,698

TruServ also has a pension plan that is the supplemental executive retirement plan ("SERP"), which is an unfunded unqualified defined benefit plan. The change in the projected benefit obligation and in the plan assets for the SERP were as follows for the years ended December 31:

($ in thousands)	2002	2001
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$4,648	$8,317
Service cost	342	212
Interest cost	301	380
Benefit payments	(390)	(390)
Actuarial losses	129	2,786
Plan amendments	(18)	—
Settlements	—	(6,657)
Projected benefit obligation at end of year	5,012	4,648
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contributions	390	7,047
Benefit payments	(390)	(390)
Settlements	—	(6,657)
Fair value of plan assets at end of year	—	—
Reconciliation of funded status:		
Funded status	(5,012)	(4,648)
Unrecognized prior service cost	3,727	4,357
Unrecognized actuarial loss	1,970	1,927
Prepaid expense	$ 685	$1,636

The company recorded in Deferred credits, for the SERP plan, an additional minimum pension liability of $4,880 as of December 31, 2002, which represents the amount by which the accumulated benefit obligation exceeded the fair value of plan assets plus the previously recognized prepaid asset. The additional liability has been offset by an intangible asset, which is included in Other assets, to the extent of previously unrecognized prior service cost. The amount in excess of previously unrecognized prior service cost of $1,153 at December 31, 2002 is recorded as a reduction of Members' equity in Accumulated other comprehensive income.

The company has a prepaid pension expense for both plans of $6,383 and $4,334 at December 31, 2002 and 2001, respectively. The prepaid pension expense at December 31, 2002 and December 31, 2001 is classified in "Other current assets."

The components of net periodic pension cost for the company administered qualified pension plan were as follows for the years ended December 31:

($ in thousands)	2002	2001	2000
Components of net periodic pension cost:			
Service cost	$ 5,045	$5,639	$ 6,098
Interest cost	3,693	4,494	8,716
Expected return on assets	(4,618)	(5,986)	(12,987)
Amortization of transition assets	(235)	(311)	(529)
Amortization of prior service cost	(519)	(62)	340
Amortization of actuarial loss/(gain)	96	109	(180)
Curtailment gain	(1,641)	—	—
Settlement loss/(gain)	5,179	5,521	(5,376)
Net pension cost	$ 7,000	$9,404	$ (3,918)

In the third quarter of fiscal year 2000, the company purchased from an insurance company non-participating annuity contracts to satisfy pension obligations related to certain former employees who were fully vested in their pension benefits. As a result of this transaction, the company recognized a pre-tax gain of approximately $5,000 in fiscal year 2000 related to the settlement of these pension obligations. Such gain has been recorded as Other income, net.

The components of net periodic pension cost for the SERP were as follows for the years ended December 31:

($ in thousands)	2002	2001	2000
Components of net periodic pension cost:			
Service cost	$ 342	$ 212	$ 316
Interest cost	301	380	757
Amortization of prior service cost	611	612	612
Amortization of actuarial loss/(gain)	86	169	89
Settlement loss/(gain)	—	2,759	3,411
Net pension cost	$1,340	$4,132	$5,185

The company also participates in union-sponsored defined contribution plans. Costs related to these plans were $60, $30 and $169 for fiscal year 2002, 2001 and 2000, respectively.

Plan assets consist primarily of publicly traded common stocks and corporate debt instruments.

The assumptions used to determine TruServ's pension obligations for all plans were as follows for the years ended December 31:

	2002	2001
Weighted average assumptions:		
Discount rate	6.50%	7.00%
Expected return on assets	8.00%	8.50%
Rate of compensation increase	3.50%	4.50%

TruServ also maintains a defined benefit retirement medical plan for former SCC employees who met certain age and service criteria that was frozen at the time of the Merger. The company contributes $0.105 per month per person for such employees who elect coverage for themselves and their dependents. The company also maintains similar benefits for some former SCC executives who were also contractually eligible for such coverage.

The change in the benefit obligation and in the plan's assets for the company's post-retirement plan, as well as the components of net

periodic post-retirement benefit cost, was as follows for the years ended December 31:

($ in thousands)	2002	2001
Change in benefit obligation:		
Accumulated post-retirement benefit obligation at beginning of year	$4,972	$4,747
Interest cost	415	350
Claims paid	(597)	(427)
Actuarial losses	1,476	302
Accumulated post-retirement benefit obligation at end of year	6,266	4,972
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contribution	597	427
Claims paid	(597)	(427)
Fair value of plan assets at end of year	—	—
Reconciliation of funded status:		
Funded status	(6,266)	(4,972)
Unrecognized actuarial losses	1,757	326
Net amount recognized	(4,509)	(4,646)
Component of net periodic post-retirement benefit cost:		
Interest cost	415	350
Amortization of (gain)/loss	45	—
Net periodic benefit cost	$ 460	$ 350

The effect of a one percentage point increase in the medical trend rate would increase the interest cost component by $11 and the post-retirement benefit obligation by $150. The effect of a one percentage point decrease in the medical trend rate would decrease the interest cost components by $9 and the post-retirement benefit obligation by $126.

The assumptions used to determine TruServ's health benefit obligations were as follows for the years ended December 31:

	2002	2001
Weighted average assumptions:		
Discount rate	6.50%	7.00%
Medical trend rate	5.00%	5.00%

11. SEGMENT INFORMATION

The company is principally engaged as a wholesaler of hardware and related products and is a manufacturer of paint products. The company identifies segments based on management responsibility and the nature of the business activities of each component of the company. The company measures segment earnings as operating earnings including an allocation for interest expense and income taxes. Information regarding the identified segments and the related reconciliation to consolidated information are as follows:

($ in thousands) December 31, 2002	Hardware	Paint Manufacturing and Distribution	Consolidated Totals
Net sales to external customers	$2,060,282	$115,169	$2,175,451
Interest expense	57,349	4,546	61,895
Depreciation and amortization	33,409	1,442	34,851
Segment net margin	11,967	9,186	21,153
Identifiable segment assets	652,815	50,556	703,371
Expenditures for long-lived assets	12,061	777	12,838

($ in thousands) December 31, 2001	Hardware	Paint Manufacturing and Distribution	Canada	Elimination of Intersegment Items	Consolidated Totals
Net sales to external customers	$2,404,553	$130,484	$84,397	$ —	$2,619,434
Intersegment sales	—	1,649	—	(1,649)	—
Interest expense	58,967	3,819	487	—	63,273
Depreciation and amortization	39,344	1,671	504	—	41,519
Segment net margin/(loss)	(64,562)	12,826	1,049	—	(50,687)
Identifiable segment assets	963,736	54,757	2,344	—	1,020,837
Expenditures for long-lived assets	14,188	615	348	—	15,151

($ in thousands) December 31, 2000	Hardware	Paint Manufacturing and Distribution	Canada	Elimination of Intersegment Items	Consolidated Totals
Net sales to external customers	$3,745,524	$139,109	$109,009	$ —	$3,993,642
Intersegment sales	—	1,856	—	(1,856)	—
Interest expense	62,184	4,661	861	—	67,706
Depreciation and amortization	40,482	1,752	799	—	43,033
Segment net margin	24,984	9,000	133	—	34,117
Identifiable segment assets	1,162,319	52,020	21,675	—	1,236,014
Expenditures for long-lived assets	11,365	627	534	—	12,526

The company does not have a significant concentration of members in any geographic region of the United States or in any foreign countries.

($ in thousands)

12. ASSET SALES

Effective December 29, 2000, the company sold the assets, primarily inventory, of the lumber and building materials ("LBM") business, comprising fiscal year 2000 sales of approximately $1,100,000, to Builder Marts of America, Inc. ("BMA"). In connection with this sale, the company received consideration of $20,200 in cash (of which $1,000 was held in escrow until December 31, 2001 to satisfy any contingencies or disputes between the parties and which, accordingly, is classified as Restricted cash), a $19,500 note receivable (payable in annual installments through December 31, 2007 and carrying an interest rate of 7.75% per annum) and $4,000 in debit memos to be used as an offset against amounts payable to BMA existing at the date of the sale. Additionally, the company recorded deferred credits totaling $9,500 related to certain non-compete, cooperation, trademark and license, and lease agreements entered into with BMA; such amount will be amortized to income over the lives of the underlying agreements, generally 5-10 years. The company also relieved $4,600 of goodwill (net) and $700 of inventory related to the LBM business at the time of the sale. As a result of the above, the company recognized a gain of $28,900 in the fourth quarter of 2000, which is recorded in Gain on sale of assets. As of December 31, 2002, all but $100 of the note receivable was paid by BMA.

Effective October 22, 2001, TruServ sold its ownership interest in TruServ Canada Cooperative, Inc. along with the headquarters and warehouse building and other parcels of real estate to the current management group of the cooperative. Net proceeds from the transaction were $9,654. The company recorded a net gain of $1,550 which is recorded in Gain on sale of assets.

In August 2002, TruServ sold its Brookings, South Dakota regional distribution center to Rainbow Play Systems Properties of Brookings, LLC. The net proceeds after all closing costs for this sale of $6,286 were distributed to the senior lenders in the third quarter in accordance with the amended intercreditor agreement to pay down short-term borrowings and prepay long-term senior debt.

13. SALE LEASEBACK

On December 31, 2002, TruServ sold seven of its distribution centers to unrelated third parties for an aggregate purchase price of $125,753. The sale resulted in net proceeds to TruServ of $121,438, which were used to pay Senior Debt. The net reduction in Senior Debt was $108,743, as a result of new make-whole notes of $12,695 issued due to the prepayment on senior notes. TruServ then entered into leases with each of three purchasers to lease the distribution centers for a period of 20 years. The transaction was recorded as a real property sale and as operating leases in TruServ's financial statements. The resulting gain on sale of $55,564, recorded as Deferred gain in the balance sheet and to be amortized to income on a straight line basis over the initial 20 year lease term.

Each lease is a "triple-net" lease under which TruServ is obligated to pay all operating expenses of the property, all taxes and other impositions related to the property, to maintain and insure the property and, with minor exceptions, to rebuild the improvements after a casualty or condemnation. TruServ also indemnifies the landlord from any loss, cost, damage or liability arising out of the use, ownership or operation of the property, including any liability related to hazardous materials.

TruServ's obligation to pay rent under the leases is absolute, with no right to offset or abatement. The three leases are cross-defaulted, such that a default under one of the lease constitutes a default under each of the other leases. Events of default under the leases relate to TruServ's "triple-net" lease obligations, as described above, and do not include any financial covenants. TruServ has no right to terminate any of the leases, with minor exceptions as described in the leases.

TruServ sold the distribution facilities located in Corsicana, Texas and Woodland, California to and now leases them from Wrench (DE) Limited Partnership. TruServ sold the distribution facilities located in Kingman, Arizona, Fogelsville, Pennsylvania and Springfield, Oregon to and now leases them from Bolt (DE) Limited Partnership. TruServ sold the distribution facilities located in Jonesboro, Georgia and Kansas City, Missouri to and now leases them from Hammer (DE) Limited Partnership. The three limited partnerships are affiliated with W.P. Carey Investments, an investment firm independent of TruServ. TruServ pays rent under each lease quarterly in January, April, July and October. The aggregate annual rent under all three leases for the first year of the lease totals $12,007. Rent under the leases increases 2% each year during the initial 20 year lease term.

TruServ has the right to extend each lease for two additional periods. The first extension period under each lease is for a term of nine years and 11 months and the second is for a term of 10 years. TruServ may elect to renew a lease or leases with respect to any one or more of the properties without renewing the lease or leases with respect to all of the properties subject thereto. TruServ has the right to assign the lease without the landlord's prior written consent, but subject to certain conditions described in the leases. Provided that TruServ assigns the rent thereunder to the landlord, TruServ may sublet all or any part of any property without the landlord's consent.

TruServ continues to evaluate opportunities to capitalize on the increase in market value over the historical book value of its owned real estate assets through additional sale leaseback transactions, mortgages or other financing methods.

14. QUARTERLY FINANCIAL SUMMARY (Unaudited)

Selected quarterly financial information for each of the four quarters in fiscal 2002 and 2001 is as follows:

($ in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Revenues	$ 553,228	$597,856	$499,818	$524,549
Net margin before income taxes	4,738	10,493	6,031	150
Net margin	4,648	10,433	5,934	138
2001				
Revenues	$654,350	$747,765	$621,977	$595,342
Net margin/(loss) before income taxes	(13,900)	2,847	(2,345)	(35,912)
Net margin/(loss)	(13,936)	2,573	(2,477)	(36,847)

15. RESTRUCTURING CHARGES AND OTHER RELATED EXPENSES

In fiscal 2002, TruServ incurred restructuring and other related charges of $6,284, of which $3,313 related to restructuring, and $2,971 related to other post-employment and asset impairment charges. The restructuring charge of $3,313 in fiscal 2002 resulted from TruServ's continued workforce reductions initiated in fiscal 2000 and 2001 related to distribution center closures and workforce reductions in the organization. This charge was comprised of $2,316 for severance and $2,296 for facility exit costs, offset by a $1,299 reduction in asset impairment charges. The severance charges of $2,316 primarily consisted of additional workforce reductions at the corporate headquarters in Chicago, Illinois. The facility exit costs of $2,296 related to exiting the Hagerstown, Maryland distribution center, which was completed prior to December 31, 2002. The $1,299 reduction of asset impairment charges consisted of a $927 favorable adjustment to the asset value for the closing of the of the Brookings, South Dakota distribution center based on actual proceeds received on the sale of this facility in 2002. It also included a $372 favorable adjustment relating to the transfer of certain Hagerstown, Maryland equipment to other facilities, the value of which had been fully reserved in 2001. The other charges of $2,971 consisted of $1,769 for asset impairment and $1,202 for post-employment charges. The asset impairment charge of $1,769 related to the write-down of the East Butler, Pennsylvania facility. The post-employment charge of $1,202 was comprised of $352 relating to severance charges for the Cary, Illinois facility, and $850 relating to severance charges for the corporate headquarters in Chicago, Illinois.

In fiscal 2001, TruServ recorded a charge to income of $38,522, of which $10,722 was for severance, $18,901 was for facility exit costs for the distribution centers, and $8,899 was for asset impairments. The largest component of these exit costs related to the Hagerstown, Maryland distribution center closure, which is subject to a synthetic lease. The difference of approximately $14,800 between the lease obligation at December 31, 2001 of $40,000 and management's estimate of the fair value of the building was the major component of its facility exit costs in 2001. This obligation and the original cost of the facility are not recorded on TruServ's balance sheet because it does not meet the requirement for capital lease treatment under Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." At December 31, 2002, the synthetic lease had a principal balance of $33,383, which is due at the end of the amended lease term, which is the earlier of December 31, 2003 or the termination of the existing revolving credit facility.

Restructuring initiatives summary:

($ in thousands)	December 31, 2001 Restructuring reserve	Additional restructuring charges	Asset impairments	Payments	December 31, 2002 Restructuring reserve
Closure of Henderson, North Carolina distribution center:					
Severance and outplacement	$ 150	$ 12	$ —	$ (162)	$ —
	150	12	—	(162)	—
Closure of Indianapolis, Indiana distribution center:					
Severance and outplacement	78	8	—	(86)	—
	78	8	—	(86)	—
Closure of Brookings, South Dakota distribution center:					
Severance and outplacement	1,608	165	—	(1,621)	152
Facility exit costs	979	—	—	(979)	—
Asset impairments	—	(927)	927	—	—
	2,587	(762)	927	(2,600)	152
Closure of Hagerstown, Maryland distribution center:					
Severance and outplacement	1,122	501	—	(979)	644
Facility exit costs	17,000	2,296	—	(8,266)	11,030
Asset impairments	—	(372)	372	—	—
	18,122	2,425	372	(9,245)	11,674
Corporate headquarter workforce reduction:					
Severance and outplacement	5,312	1,630	—	(3,497)	3,445
	5,312	1,630	—	(3,497)	3,445
Total:					
Severance and outplacement	8,270	2,316	—	(6,345)	4,241
Facility exit costs	17,979	2,296	—	(9,245)	11,030
Asset impairments	—	(1,299)	1,299	—	—
	$26,249	$3,313	$1,299	$(15,590)	$15,271

Restructuring initiatives summary (continued):

($ in thousands)	December 31, 2000 Restructuring reserve	Additional restructuring charges	Asset impairments	Payments	December 31, 2001 Restructuring reserve
Closure of Henderson, North Carolina distribution center:					
Severance and outplacement	$ —	$ 569	$ —	$ (419)	$ 150
Facility exit costs	150	780	—	(930)	—
	150	1,349	—	(1,349)	150
Closure of Indianapolis, Indiana distribution center:					
Severance and outplacement	861	106	—	(889)	78
Facility exit costs	901	142	—	(1,043)	—
	1,762	248	—	(1,932)	78
Closure of Brookings, South Dakota distribution center:					
Severance and outplacement	—	1,656	—	(48)	1,608
Facility exit costs	—	979	—	—	979
Asset impairments	—	5,338	(5,338)	—	—
	—	7,973	(5,338)	(48)	2,587
Closure of Hagerstown, Maryland distribution center:					
Severance and outplacement	—	1,122	—	—	1,122
Facility exit costs	—	17,000	—	—	17,000
Asset impairments	—	3,561	(3,561)	—	—
	—	21,683	(3,561)	—	18,122
Corporate headquarter workforce reduction:					
Severance and outplacement	—	7,269	—	(1,957)	5,312
	—	7,269	—	(1,957)	5,312
Total:					
Severance and outplacement	861	10,722	—	(3,313)	8,270
Facility exit costs	1,051	18,901	—	(1,973)	17,979
Asset impairments	—	8,899	(8,899)	—	—
	$1,912	$38,522	$(8,899)	$(5,286)	$26,249

16. SUBSEQUENT EVENTS

On March 13, 2003, TruServ amended its synthetic lease, revolving credit facility and senior note agreements primarily to: (1) finalize the financial covenants to allow for the substantial reduction in debt and the corresponding increase in rent payments resulting from the December 31, 2002 sale leaseback transaction (see Note 13) and (2) to extend the maturity date of the Hagerstown facility's synthetic lease obligation to the earlier of December 31, 2003 or a refinancing of the revolving credit facility.

On March 7, 2003, TruServ paid patronage dividends in the amount of $20,541 related to the fiscal year ended December 31, 2002.

On March 4, 2003, the Commission entered an Order Instituting Cease-and-Desist Proceedings, Making Findings and Imposing Cease-and-Desist Order Pursuant to Section 21C of the Securities and Exchange Act of 1934 as to TruServ Corporation, SEC File No. 3-11050 (the "Order"). TruServ consented to the entry of the Order without admitting or denying the findings in the Order.

The Commission entered the Order following an investigation by the staff of the Commission of the circumstances that led to significant financial adjustments resulting in the 1999 loss of $131,000. The Order found that, from approximately July 1997 through the end of 1999, TruServ's accounting systems and internal controls related to inventory management were inadequate. The Order also found that these deficiencies caused TruServ to understate expenses, which resulted in overstatement of net income, during 1998 and 1999. According to the Order, TruServ filed erroneous reports on Form 10-Q for the first, second and third quarters of 1998 and 1999 and an erroneous report on Form 10-K for 1998. In 1999, TruServ reported a loss, caused by weaknesses in the accounting practices and internal controls at TruServ, of approximately $131,000.

The largest component of the 1999 loss of $131,000 represented adjustments to inventory and merchandise payable. Specifically, the Commission found that TruServ had in 1998 and the first three quarters of 1999 misstated accounts, including unbilled merchandise, claims for returned merchandise from members, and additional stock adjustments, consisting of lost and found merchandise, damaged goods, and others.

The Order also found that TruServ and its senior management had notice of its internal control problems as early as February 1997, through a report prepared by its internal audit department. The report noted several specific, recurring problems in data entry concerning inventory management that caused significant discrepancies in TruServ's inventory records. According to the Order, no one acted on the 1997 report, even though it concluded that TruServ did not have adequate internal controls over its inventory systems.

($ in thousands)

TruServ investigated the causes of the inventory and merchandise payable adjustments, and in order to prevent problems from occurring in the future, it adopted several changes in procedure to correct accounting weaknesses. According to the Order, as a result of these systemic flaws, TruServ is not able to restate any of the erroneous filings made in 1998 and 1999. The Commission made no allegations of fraud nor did it seek civil monetary penalties in connection with entering the Order.

Pursuant to the Order, TruServ has agreed to continue to maintain the procedures that it has adopted since the Spring of 2000 and otherwise to comply with the accounting, record keeping and internal control provisions of the Securities and Exchange Act of 1934 (the "Exchange Act"). In addition, TruServ will continue to employ as a member of its management team, during the fiscal years ending 2002, 2003 and 2004, a Director of Internal Audit who will be responsible for executing TruServ's internal audit plan and will continue to engage a public accounting firm to assist the Director of Internal Audit in performing internal audit procedures.

Also pursuant to the Order, within 90 days after the close of each fiscal year ending 2002, 2003 and 2004, the Director of Internal Audit will prepare and deliver to TruServ's board audit committee, with copies to the Commission, TruServ's auditors and the public accounting firm assisting the Director of Internal Audit, a report describing the scope of the audit plan during the preceding year, confirmation that the audit plan was carried out, an overview of significant control weaknesses identified that require improvement and a review of the steps taken to improve the system of internal controls.

On March 4, 2003, the Commission also entered an Order Instituting Cease-and-Desist Proceedings, Making Findings and Imposing Cease-and-Desist Order Pursuant to Section 21C of the Securities and Exchange Act of 1934 as to Kerry Kirby, File No. 3-11053 (the "Kirby Order"). The Kirby Order made substantially all of the findings that were made in the Order. In addition, the Kirby Order found that Kerry Kirby, the chief financial officer of TruServ from July 1997 to May 1999, in part due to his failure to act on the internal audit report that TruServ's accounting systems were flawed, was a cause of TruServ's violations of securities laws requiring the accurate financial reporting, accurate books and records and adequate internal controls.

Corporate Officers

Pamela Forbes Lieberman
president and chief
executive officer

Cathy Anderson
senior vice president,
general counsel and
corporate secretary

William Godwin
senior vice president,
merchandise supply chain

Neil Hastie
senior vice president,
chief information officer

Jon Johnson
vice president,
retail finance

Brian Kiernan
vice president,
retail development

Manfred "Fred" Kirst
vice president,
maintenance, repair and
operations and Home &
Garden Showplace

Amy Mysel
vice president,
human resources

Michael Rosen
senior vice president,
sales, manufacturing
and logistics

David Shadduck
senior vice president,
chief financial officer

Barbara Wagner
vice president,
corporate treasurer

Carol Wentworth
vice president, marketing
and advertising

Corporate Information

Form 10-K

TruServ Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available for viewing and/or printing on www.truserv.com, www.membersonline.com or www.sec.gov.

Annual Meeting

TruServ Corporation's Annual Meeting of Stockholders will be held on April 29, 2003, at 8 a.m. Eastern Daylight Time at the Georgia World Congress Center in the Thomas Murphy Ballroom in Atlanta, Georgia.

DESIGN: ANONYMOUS COPY: STEPHENS COMMUNICATION PRINTING: CONSOLIDATED PRESS

Board of Directors



Bottom Row, left to right

Judith Harrison
Plandome, New York
2, 5

J.W. "Bill" Blagg
Brownwood, Texas
1, 7*, 8

Pamela Forbes Lieberman
Chicago, Illinois
3, 7

Laurence L. Anderson
West Des Moines, Iowa
2, 4, 6

Peter G. Kelly
Newburyport, Massachusetts
1, 5, 7

Top Row, left to right

George Sheffer
Carbondale, Illinois
1, 4

Robert J. Ladner
Granite Falls, Minnesota
1, 5

David Y. Schwartz
Highland Park, Illinois
2, 4*, 8

Thomas S. Hanemann
Memphis, Tennessee
2, 4

Bryan R. Ableidinger
Portland, Oregon
1, 6*, 8

Gilbert L. Wachsman
Edina, Minnesota
2, 5*, 6

Director Designation
1. Store Owner Director
2. Outside Director
3. Chief Executive Officer

Board Committees
4. Audit Committee
5. Compensation Committee
6. Corporate Governance
7. Executive Committee
8. Legal Committee
* Committee Chair

TRU★SERV

TruServ Corporation
8600 W. Bryn Mawr Avenue
Chicago, Illinois 60631-3505
773.695.5000
www.truserv.com


True Value